  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1998
                                                     REGISTRATION NO. 333-48589
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                          WABASH NATIONAL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                 52-1375208
   (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)

                          1000 SAGAMORE PARKWAY SOUTH
                           LAFAYETTE, INDIANA 47905
                                (765) 448-1591
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               DONALD J. EHRLICH
                          WABASH NATIONAL CORPORATION
                          1000 SAGAMORE PARKWAY SOUTH
                           LAFAYETTE, INDIANA 47905
                                (765) 448-1591
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
          MICHAEL J. SILVER                          ROBERT F. WALL
         AMY BOWERMAN FREED                       R. CABELL MORRIS, JR.
       HOGAN & HARTSON L.L.P.                       WINSTON & STRAWN
  111 S. CALVERT STREET, SUITE 1600               35 WEST WACKER DRIVE
      BALTIMORE, MARYLAND 21202                  CHICAGO, ILLINOIS 60601
           (410) 659-2700                            (312) 558-5600

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with a United States offering of Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of Common Stock (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical except that they contain different front and back cover pages and different descriptions of the plan of distribution (contained under the caption "Underwriting" in each of the U.S. and International Prospectuses). The form of U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from, or are in addition to, those in the U.S. Prospectus. Each of the pages for the International Prospectus included herein is labeled "Alternative Page for International Prospectus."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED APRIL 21, 1998
PROSPECTUS
                                3,000,000 SHARES
                                      LOGO

                                  COMMON STOCK

                                  -----------

  All of the 3,000,000 shares of Common Stock of Wabash National Corporation, a Delaware corporation ("Wabash" or the "Company"), offered hereby are being offered by the Company.

  Of the 3,000,000 shares of Common Stock offered, 2,400,000 shares are being offered inside the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 600,000 shares are being offered in a concurrent international offering outside the United States and Canada by the International Managers (the "International Offering" and together with the U.S. Offering, the "Offerings"). The price to the public and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting."

  The Common Stock is listed on the New York Stock Exchange under the symbol "WNC." On March 27, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange was $29 7/16 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------
THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
                                                    PRICE TO     UNDERWRITING   PROCEEDS TO
                                                     PUBLIC      DISCOUNT(1)     COMPANY(2)
-------------------------------------------------------------------------------------------
Per Share.......................................      $              $              $
-------------------------------------------------------------------------------------------
Total(3)........................................ $                  $              $
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deduction of expenses, estimated at $330,000, which are payable by the Company.
(3) The Company has granted the U.S. Underwriters and the International Managers options, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 360,000 and 90,000, respectively, additional shares of Common Stock on the same terms set forth above, to cover over-allotments, if any. If the over-allotment options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company
    will be $   , $    and $   , respectively. See "Underwriting."

                                  -----------
  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Company and counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made against
payment therefor in New York, New York on or about       1998.

                                  -----------
MERRILL LYNCH & CO.
         BT ALEX. BROWN
                  ROBERT W. BAIRD & CO.
                         INCORPORATED
                                                  MORGAN KEEGAN & COMPANY, INC.

                                  -----------
                   The date of this Prospectus is      , 1998

   Photographs of the DuraPlate trailer and composite material manufacturing process, AutoRailer and RoadRailer.



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF SHARES OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED APRIL 21, 1998
PROSPECTUS
                                3,000,000 SHARES
                                      LOGO

                                  COMMON STOCK

                                  -----------

  All of the 3,000,000 shares of Common Stock of Wabash National Corporation, a Delaware corporation ("Wabash" or the "Company"), offered hereby are being offered by the Company.

  Of the 3,000,000 shares of Common Stock of the Company offered, 600,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering") and 2,400,000 shares are being offered in a concurrent offering inside the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and together with the International Offering, the "Offerings"). The price to the public and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting."

  The Common Stock is listed on the New York Stock Exchange under the symbol "WNC." On March 27, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange was $29 7/16 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                                  -----------
THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
                                       PRICE TO          UNDERWRITING         PROCEEDS TO
                                        PUBLIC            DISCOUNT(1)         COMPANY(2)
-----------------------------------------------------------------------------------------
Per Share........................        $                   $                   $
-----------------------------------------------------------------------------------------
Total(3).........................        $                   $                   $
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses, estimated at $330,000, which are payable by the Company.
(3) The Company has granted the International Managers and the U.S. Underwriters options, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 90,000 and 360,000, respectively, additional shares of Common Stock on the same terms as set forth above, to cover over-allotments, if any. If the over-allotment options are exercised in full, the total Price to Public, Underwriting Discount, and Proceeds to Company
    will be $   , $    and $   , respectively. See "Underwriting."

                                  -----------
  The shares of Common Stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to approval of certain legal matters by counsel to the Company and counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Common Stock will be
made against payment therefor in New York, New York on or about      , 1998.

                                  -----------
MERRILL LYNCH INTERNATIONAL
      BT ALEX. BROWN INTERNATIONAL
               ROBERT W. BAIRD & CO.
                      INCORPORATED
                           MORGAN KEEGAN & COMPANY, INC.

                                  -----------
                   The date of this Prospectus is      , 1998

                [ALTERNATIVE PAGE FOR INTERNATIONAL PROSPECTUS]



   Photographs of the DuraPlate trailer and composite material manufacturing process, AutoRailer and RoadRailer.


  This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the Common Stock in any jurisdiction in which such offer or solicitation is unlawful. There are restrictions on the offer and sale of the Common Stock in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the Common Stock, in, from or otherwise involving the United Kingdom must be complied with. See "Underwriting."

  In this Prospectus, references to "dollars," "U.S.$" and "$" are to United States dollars.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF SHARES OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this Prospectus. Unless indicated otherwise, the information contained herein assumes no exercise of the Underwriters' over-allotment options.

                                  THE COMPANY

  Founded in 1985 by several members of current senior management, the Company is the largest United States designer and manufacturer of truck trailers. Through a wholly-owned subsidiary, the Company also provides leasing and financing programs to its customers. The Company established its retail branch network and aftermarket parts and service capacity through its 1997 acquisition (the "Fruehauf Acquisition") of certain assets of Fruehauf Trailer Corporation ("Fruehauf"), including the well-recognized Fruehauf brand name. This network also sells used trailers to the retail trade.

  The Company believes that its success has been the result of its long-standing relationships with its customer partners, innovative product development, broad product line, large distribution and service network and corporate culture. The Company markets its products under the Wabash National and Fruehauf brand names and parts and services under the Pro-Par, Wabash National and Fruehauf brand names. The Company estimates that over 20% of the nation's trailers in service are either Fruehauf or Wabash trailers and that approximately 22% of all new trailers shipped in the United States in 1997 were produced by the Company. At December 31, 1997, the Company's backlog was $832 million, including over $200 million for the new DuraPlate trailers, the Company's innovative and proprietary composite plate trailer. The Company has achieved a 24% compound annual growth rate in revenues since 1993. In fiscal 1997, the Company generated net sales of $846.1 million.

  The Company attributes much of its past growth to the emergence of the full truckload sector of the transportation industry. Total transportation activity in the United States in 1996 was estimated to be in excess of $460 billion. In 1985, the year in which the Company was founded, the trucking industry accounted for approximately 75% of transportation activity and has since grown its market share to approximately 79% (rail transport has the second largest share of transportation activity with an approximate 8% market share). Prior to federal deregulation of the trucking industry in 1982, trucking activity was divided among common carriers, package carriers and private fleets. Private fleets represented the largest portion of inter-city truck freight with well over 50% of the activity. Following deregulation, a new segment of full truckload carriers emerged that were primarily non-union and focused on long haul transportation. The Company believes that the growth of this segment was due not only to increased trucking activity but also to increased customer preference for the lower-cost, higher quality service of full truckload carriers over common carriers, as well as private fleets and railroads. Since inception, the Company has focused its strategy primarily on the full truckload segment which concentrates on more efficient equipment designs. Today, the Company believes it is the leading supplier to the full truckload segment.

  While the private fleet market share has declined since deregulation, it continues to be the transportation industry's largest single segment with slightly over 50% of inter-city transport and is widely dispersed. This segment has historically represented less than 10% of the Company's business and was generally underpenetrated by the Company until the acquisition of the retail distribution network of Fruehauf in 1997. The acquisition of Fruehauf's 31 branches gave the Company the largest factory-owned distribution network for purposes of servicing and supplying the private fleet segment. The Company expects to expand its distribution network and capitalize on the well-recognized Fruehauf brand name to gain greater access to this largest single segment of the transportation industry.

GROWTH STRATEGY

  The Company's strategy for continued growth is to expand on its position as a leading manufacturer of transportation equipment and includes the following key elements:

  GROW CUSTOMER PARTNERSHIPS. Unique in the trailer industry, the Company maintains supply relationships, primarily single source, with many of the largest and fastest growing transportation companies in the country. The Company's list of customer partners includes Schneider National, Inc., Swift Transportation Co. Inc., Werner Enterprises, Inc., Dart Transit Company, Heartland Express, Inc., U.S. Xpress Enterprises, Inc., Knight Transportation, Inc., Central Transport International, Federal Express Corporation and Triple Crown Services Company. In addition to serving as a single source of supply, the Company offers priority scheduling and cost-based pricing for its customer partners. The Company's engineering, manufacturing, and marketing departments work closely with customer partners to assess their needs and to develop cost-effective engineering and manufacturing solutions. This collaborative process serves as a resource for the development of new technologies and results in many highly innovative products incorporating unique design features such as DuraPlate trailers, RoadRailer trailers and AutoRailer trailers. As the Company's customer partners continue to grow, the Company will benefit from their increased equipment and service requirements.

  CONTINUE PROPRIETARY PRODUCT DEVELOPMENT. The Company's long-standing customer partnerships have facilitated the Company's proprietary product innovations. All of these developments are designed to enhance the productivity and efficiency of the Company's partners and thereby positively impact the Company's results. Among the most significant innovations are:

  Plate trailers. In 1985, the Company pioneered the aluminum plate trailer, which became the standard of most of the fastest growing full truckload carriers. In late 1995, the Company introduced the DuraPlate trailer, a highly innovative composite plate trailer. The DuraPlate composite material is a high density vinyl core with an inner and outer steel skin, offering greater durability and strength than the aluminum plate trailer. The Company began manufacturing the composite material at its own facility in Lafayette, Indiana in late 1997 and produced approximately 7,000 composite plate trailers in 1997. The Company believes the proprietary DuraPlate trailer will be its largest selling product in 1998 and represents a significant advancement in truck trailer technology.

  RoadRailer trailers. In 1987, the Company began manufacturing RoadRailer trailers and in 1991 acquired the ownership rights to this technology. RoadRailer trailers use a patented bimodal technology consisting of a truck trailer and detachable rail "bogie" (consisting of suspension, frame and a set of rail wheels) permitting a trailer to run both over the highway and directly on railroad lines. By offering the bimodal technology in a number of variations, including the AutoRailer trailer, the Company believes it can increase its penetration of the intermodal market and enlarge its pool of potential customer partners. The Company believes that RoadRailer trailers provide the opportunity for the Company to enhance its reputation for technological leadership in the transportation industry.

  Refrigerated trailers. The Company introduced refrigerated trailers into its product line in 1990. Refrigerated trailers are used primarily by private fleets in the transportation of perishable food products. The Company's innovative process for building these trailers involves injecting insulating foam in the sidewalls and roof in a single process prior to assembly, which improves both the insulation capabilities and the durability of the trailers. The Company also offers its proprietary SolarGuard roof system, which reduces fuel cost by providing protection against harmful radiation. During 1995, the Company opened a new dedicated refrigerated trailer manufacturing facility in Lafayette, Indiana.

  Other innovations. In 1995, the Company introduced the AllRailer railcar, the Company's first prototype lightweight, totally enclosed, high-speed railcar. The AllRailer railcar design allows shippers to transport vehicles by rail in a fully-enclosed environment, protected from both airborne contamination and vandalism. Currently under development are proprietary anti-lock braking systems, composite doors, composite flooring and various electronic features all of which are designed to enhance product efficiencies and to further establish the Company as a technological leader in the transportation industry.

  EXPAND RETAIL DISTRIBUTION NETWORK. The Company intends to strengthen its retail distribution network by expanding operations acquired from Fruehauf in 1997 through acquiring or building new branches. This retail distribution network operates under the name Fruehauf Trailer Services, Inc., a wholly-owned subsidiary of the Company. Coupled with its existing parts distribution business, the Company ended 1997 with over $90 million in aftermarket parts and service revenues compared to $28 million in 1996. The Company believes that an enhanced retail network will provide a strong platform for further penetration of the private fleet market as well as increasing higher margin aftermarket parts and maintenance service operations. An expanded retail network will enhance profits through cost reduction and increased efficiencies including those associated with used truck trailer trade-ins and sales. The Company makes financing opportunities available at the branch level through Wabash National Finance Company to support new and used trailer sales.

  GROW INTERNATIONAL MARKETS. The Company intends to continue to emphasize product innovations that position the Company to expand globally. The Company's proprietary RoadRailer technology meets all European requirements for bimodal equipment and has been approved for operation by BritishRail, Deutsche Bahn, SNCF and other European railways. It is uniquely designed to permit operation at speeds that are compatible with passenger trains that predominate in European rail systems. The Company recently acquired a minority interest in a European RoadRailer operating company in which RoadRailer equipment is exclusively used to transport goods between Italy and Germany over the rails. The Company's RoadRailer technology also has features that appeal to East and South Asian carriers. The Company is expanding its international sales into India, Thailand and South America. In addition, the Company has formed an affiliation with trailer manufacturer Bernard Krone Fabrzeugwerke GmbH of Wertle, Germany for the marketing of dry vans and refrigerated trailers throughout Europe.

  EXPAND CORPORATE CULTURE. The Company intends to continue to foster a corporate culture which emphasizes flexible, low-cost manufacturing through extensive employee involvement in all aspects of the business. All employees participate in extensive classroom training covering all aspects of the Company's business, including team building and problem solving, statistical process control, economics and finance. The Company employs a compensation program which rewards a majority of all hourly employees through the distribution of a percentage of the Company's after-tax profits. Wabash's safety program has been developed with employee participation and has been cited for nine consecutive years by the Truck Trailer Manufacturing Association for achieving the best safety record among large plants in the industry. The Company believes that its corporate culture has produced a highly trained and motivated workforce that understands the Company's business strategy and that is keenly interested in and rewarded by the success of the Company. As of December 31, 1997, approximately 11% of the Company's employees, all of whom work at facilities acquired in the Fruehauf acquisition, are represented by labor unions.

  Wabash was incorporated in Delaware in 1991 and is the successor by merger to a Maryland corporation organized in 1985. As used herein, the terms "Company" and "Wabash" mean Wabash National Corporation and its wholly-owned subsidiaries including Fruehauf Trailer Services, Inc. and Wabash National Finance Corporation ("Wabash Finance"). The principal executive offices of the Company are located at 1000 Sagamore Parkway South, Lafayette, Indiana 47905, telephone
(765) 448-1591.

                              RECENT DEVELOPMENTS

  TRADE RECEIVABLES SECURITIZATION. In March 1998, the Company replaced its existing $40 million receivable sale and servicing agreement with a new non-recourse trade receivable securitization facility with NBD Bank, N.A. The Company expects that the amount of the new facility will vary between $75 to $90 million depending on the amount of the underlying receivables. The Company applied the net proceeds of a sale of receivables under the facility to repay approximately $83 million of outstanding indebtedness under its unsecured revolving line of credit with NBD Bank, N.A. The Company expects that this securitization and repayment of debt will facilitate the Company's future access to capital.

  INTERIM RESULTS OF OPERATIONS. On April 20, 1998, the Company announced that net sales for the quarter ended March 31, 1998 were $293.6 million, a 117% increase over net sales of $135.1 million for the same period last year. Net income for the quarter ended March 31, 1998 was $7.4 million, or $.36 per share, compared to net income of $0.9 million, or $.05 per share, for the same period last year. The increase in net sales and net income were attributed largely to increased production of composite plate trailers and growth in the Company's retail business.
                                 THE OFFERINGS

  The offering of 2,400,000 shares of Common Stock initially being offered in the United States and Canada (the "U.S. Offering") and the concurrent offering of 600,000 shares of Common Stock initially being offered outside the United States and Canada (the "International Offering") are collectively referred to herein as the "Offerings." The closing of the International Offering is conditioned upon the closing of the U.S. Offering and vice versa. See "Underwriting."

 Common Stock offered by the Company....................  3,000,000 shares
 Common Stock to be outstanding after the Offerings(1).. 22,956,294 shares
 New York Stock Exchange Symbol......................... "WNC"
 Use of Proceeds........................................ To expand retail distribution network,
                                                         fund certain capital
                                                         improvements, repay debt
                                                         and for general
                                                         corporate purposes. See
                                                         "Use of Proceeds."

--------
(1) Excludes 1,750,000 shares of Common Stock reserved for issuance under the Company's 1992 Non-Qualified Stock Option Plan, under which options to purchase 854,480 shares of Common Stock at a weighted average exercise price of $25.05 per share were outstanding on March 27, 1998 and 823,392 shares of Common Stock issuable upon conversion of Series B 6% Cumulative Convertible Exchangeable Preferred Stock.

  Wabash National(R), AutoRailer(R), Fruehauf(R), Pro-Par(R), ReeferRailer(R) and RoadRailer(R) are registered trademarks of the Company and AllRailer, DuraPlate, SolarGuard, PupRailer and ChassisRailer are trademarks of the Company. All other trademarks and trade names referred to herein are the property of their respective owners.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        YEARS ENDED DECEMBER 31,
                         -----------------------------------------------------------
                            1997        1996        1995        1994        1993
                         ----------  ----------  ----------  ----------  -----------
INCOME STATEMENT DATA:
  Net sales............. $  846,082  $  631,492  $  734,299  $  561,797  $  360,030
  Cost of sales.........    778,620     602,629     677,503     511,821     325,123
                         ----------  ----------  ----------  ----------  ----------
    Gross profit........     67,462      28,863      56,796      49,976      34,907
  Selling, general and
   administrative
   expenses.............     26,307      13,359      11,111       8,723       7,465
                         ----------  ----------  ----------  ----------  ----------
    Income from
     operations.........     41,155      15,504      45,685      41,253      27,442
  Interest expense......    (16,100)    (10,257)     (6,251)     (2,684)     (1,388)
  Other, net............        735         788         875       1,019        (184)
                         ----------  ----------  ----------  ----------  ----------
    Income before income
     taxes..............     25,790       6,035      40,309      39,588      25,870
  Provision for income
   taxes................     10,576       2,397      14,902      15,663      10,315
                         ----------  ----------  ----------  ----------  ----------
    Net income.......... $   15,214  $    3,638  $   25,407  $   23,925  $   15,555
                         ==========  ==========  ==========  ==========  ==========
Basic earnings per
 common share........... $     0.74  $     0.19  $     1.34  $     1.32  $     0.90
Diluted earnings per
 common share........... $     0.74  $     0.19  $     1.33  $     1.30  $     0.90
Cash dividends declared
 per common share....... $     0.13  $     0.12  $    0.105  $    0.085  $     0.07
OTHER OPERATING DATA:
  EBITDA(1)............. $   57,778  $   30,793  $   57,189  $   48,639  $   32,337
  EBIT(1)............... $   41,155  $   15,504  $   45,685  $   41,253  $   27,442
  Depreciation and
   amortization......... $   16,623  $   15,289  $   11,504  $    7,386  $    4,895
  Capital expenditures.. $   20,168  $   11,211  $   37,898  $   26,279  $    5,017
  Trailer production....     48,346      36,517      42,424      35,679      22,060
  U.S. trailer market
   share................         22%         19%         15%         15%         12%
  Backlog (at period
   end)................. $  832,000  $  462,000  $  858,000  $1,029,000  $  456,000
  Number of employees
   (at period end)(2)...      5,093       2,975       3,706       3,407       2,209
                                                               DECEMBER 31, 1997
                                                             -----------------------
                                                                             AS
                                                               ACTUAL    ADJUSTED(3)
                                                             ----------  -----------
BALANCE SHEET DATA:
  Working capital........................................    $  280,212  $  291,737
  Total lease portfolio..................................       103,222     103,222
  Total assets...........................................       629,870     640,305
  Long-term debt, net of current maturities(4)...........       231,880     159,485
  Stockholders' equity...................................       226,516     310,436

--------
(1) "EBITDA" is defined as net income (loss) before interest expense, taxes, depreciation and amortization, discontinued operations, non-recurring charges, extraordinary item and accounting change. "EBIT" is defined as net income (loss) before interest expense and taxes. EBITDA and EBIT are not measures of performance under GAAP. While neither EBITDA nor EBIT should be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA and EBIT are customarily used as criteria in evaluating the financial strength of companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP.
(2) Includes 773, 54, 252, 444 and 143 temporary employees for 1997, 1996, 1995, 1994 and 1993, respectively.
(3) Adjusted to reflect the application of the net proceeds from the March 1998 trade receivables securitization, the sale by the Company of 3,000,000 shares of Common Stock from these Offerings and the application of the net proceeds (assuming an offering price of $29.4375 per share).
(4) Long-term debt, net of current maturities, includes $54.9 million in 1997 incurred by Wabash Finance in connection with its lease and finance operations.

                                 RISK FACTORS

  In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors should consider carefully the following risk factors in evaluating an investment in the Common Stock.

  Intense Competition. The truck trailer manufacturing industry is highly competitive. The Company competes with other truck trailer manufacturers of varying sizes, some of which may have greater financial resources than the Company. Barriers to entry in the truck trailer manufacturing industry are low and, therefore, it is possible that additional competitors could enter the market at any time. Certain participants in the industry in which the Company competes may have manufacturing over-capacity and high leverage, and the industry has experienced a number of bankruptcies and financial stresses, all of which have resulted in significant pricing pressures. The inability of the Company to compete effectively with existing or potential competitors would have a material adverse effect on the Company's business, financial condition and results of operations.

  Industry Cyclicality. The truck trailer manufacturing industry historically has been and is expected to continue to be cyclical and affected by overall economic conditions. Sales of new truck trailers have been subject to cyclical variations based on a six to eight year replacement cycle. Poor economic conditions can adversely affect demand for new trailers and in the past have led to an overall aging of trailer fleets beyond this typical replacement cycle. If such economic conditions were to recur, the Company's business could be adversely affected.

  Acceptance of New Technology and Products. The Company has recently introduced new products including the DuraPlate composite plate trailer, constructed from a high density vinyl core with a steel skin, and prototypes including the AllRailer railcar, a fully enclosed high-speed railcar. There can be no assurance that these or other new products or technologies will achieve sustained market acceptance. There can also be no assurance that new technologies or products introduced by competitors will not render the Company's products obsolete or uncompetitive.

  Dependence on Key Management. The success of the Company's business is and will continue to be highly dependent upon its President, Donald J. Ehrlich, and other members of senior management. The Company does not have employment agreements with any of such persons. The loss of any of their services could have a material adverse effect upon the Company's business, financial condition and results of operations.

  Reliance on Certain Customers and Corporate Partnerships. The Company has corporate partnering relationships with a number of customers whereby the Company supplies the requirements of these customers. To a significant extent, the Company's success is dependent upon the continued strength of their relationships and the growth of its corporate partners. Further, the Company often is unable to predict the level of demand for its products from these partners, or their timing of orders. The loss of a significant customer or unexpected delays in product purchases could have a material adverse effect on the Company's business, financial condition and results of operations.

  Shortages of Raw Materials. The Company currently relies on a limited number of suppliers for certain key components in the manufacturing of truck trailers. The loss of its suppliers or the inability of the suppliers to meet the Company's price, quality, quantity and delivery requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

  Export Sales and New Markets. The Company derives a growing portion of its sales from international sales and the export of the Company's products to new markets. International operations are subject to inherent risks, including fluctuations in exchange rates, credit risks, local political and economic conditions, unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivable payment cycles and potentially adverse tax consequences. These factors could have a material adverse effect on the Company's business, financial condition and results of operations.

  Government Regulation. The length, height, width, maximum weight capacity and other specifications of truck trailers are regulated by individual states. The Federal Government also regulates certain safety features incorporated in the design of truck trailers. Changes or anticipation of changes in these regulations can have a material impact on the Company's customers, may defer customer purchasing decisions, may result in reengineering and may affect the financial results of the Company. In addition, the Company is subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of stormwater and underground fuel storage tanks and may be subject to liability associated with operations of prior owners of acquired property. If the Company were found to be in violation of applicable laws or regulations, it could have a material adverse effect on the Company's business, financial condition and results of operations.

  Acquisition of Fruehauf and Potential Future Acquisitions. In April 1997, the Company acquired a significant portion of the assets associated with the trailer manufacturing and parts distribution business of Fruehauf and is in the process of completing the integration of those assets into the Company's business. These assets included two manufacturing plants, a parts distribution center and 31 branch locations. The Company has limited experience in managing the acquired business, and the Fruehauf operations were operating in bankruptcy at the time of the acquisition. No assurance can be given that this acquisition will ultimately prove successful to Wabash. The Company expects to make additional acquisitions of technology, businesses and product lines in the future. The Company's ability to expand successfully through acquisitions depends on many factors, including the successful identification and acquisition of products, technologies or businesses and management's ability to effectively integrate and operate the acquired products, technologies or businesses. The Company may compete for acquisition opportunities with other companies that have significantly greater financial and management resources. There can be no assurance that the Company will be successful in acquiring or integrating any such products, technologies or businesses.

  Shares Eligible for Future Sale. Fruehauf beneficially owns 1,023,392 shares of Common Stock (including 823,392 shares of Common Stock issuable upon conversion of the Series B 6% Cumulative Convertible Exchangeable Preferred Stock it owns), representing approximately 4.9% of the total number of shares of Common Stock outstanding. Fruehauf has agreed, subject to bankruptcy court approval and the execution of certain agreements with the Company no later than May 11, 1998, not to sell or otherwise dispose of the shares of Common Stock it beneficially owns other than pursuant to a plan of reorganization and only to persons who have agreed to be bound by the terms of the lock-up agreement, for a period beginning on the effective date of this Registration Statement (the "Effective Date") and expiring 90 days from the Effective Date. In exchange for this lock-up agreement, the Company has agreed to cause a registration statement covering the resale of such shares by the distributees to become effective no later than the 90th day following the Effective Date to permit the resale of such shares by the distributees immediately upon the expiration of the 90 day lock-up period.

  Year 2000 Compliance. The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in financial business systems, manufacturing processes and various administrative functions. The Company has also recently acquired branch office information systems in the Fruehauf Acquisition that use other software. To the extent that these systems contain software that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification or even possibly replacement of such software or applications will be necessary. The Company is in the process of identifying the software applications that are not Year 2000 compliant and believes the system acquired in the Fruehauf Acquisition is not so compliant. As a result, beginning in 1998 the Company will install new application systems within this distribution network which will be Year 2000 compliant. Notwithstanding the Company's efforts in this regard, there can be no assurance that the Company will be able to address the Year 2000 issues in a timely manner. While the Company believes that the costs it will incur in order to become Year 2000 compliant will not be material, there can be no assurance that the Company will not encounter unexpected difficulties or expenses relating to the Year 2000 compliance issue.

  Disclosure Regarding Forward-Looking Statements. This Prospectus, including documents incorporated herein by reference, contains forward-looking statements. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. The words "believe," "expect," "anticipate," and "project" and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and

Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, information regarding revenues, income or loss, capital expenditures, acquisitions, number of retail branch openings, plans for future operations, financing needs or plans, the impact of inflation and plans relating to services of the Company, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this Prospectus, including those set forth in "The Company" and "Risk Factors," and in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", describe factors, among others, that could contribute to or cause such differences.

                                USE OF PROCEEDS

  The net proceeds to the Company from these Offerings, assuming an offering price of $29 7/16 per share, after deducting underwriting discounts and estimated expenses of the Offerings, are approximately $83.9 million ($96.6 million if the Underwriters' over-allotment options are exercised in full).

  The Company intends to use approximately $60 million of the net proceeds of the Offerings to expand its retail branch network over the next 18 months and approximately $20 million to fund certain capital improvements related to the Company's manufacturing facilities. The balance of the net proceeds will be used for general corporate purposes.

  Initially, the Company intends to use approximately $24 million of the net proceeds of the Offerings to repay the balance of the borrowings outstanding under its unsecured revolving line of credit with NBD Bank, N.A. The line of credit matures on September 30, 2002 and bears variable interest based on the London interbank rate ("LIBOR") plus 25 to 55 basis points, as defined, or a prime rate of interest, as defined (at December 31, 1997 the interest rate was 6.1%). Borrowings under the line of credit were primarily used to expand Wabash Finance's lease and finance operations and to establish working capital at the Company's retail branches. The Company expects to borrow from this facility in the future.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is traded on the New York Stock Exchange under the symbol "WNC." The following table sets forth, for the period indicated, the high and low sale prices per share as reported on the New York Stock Exchange Composite Tape and the dividends declared per common share.

                                                                    DIVIDENDS
                                                                   DECLARED PER
                                                    HIGH     LOW   COMMON SHARE
                                                   ------- ------- ------------
   1996
     First Quarter................................ $24 7/8 $17 5/8    $0.03
     Second Quarter............................... $22 7/8 $17 1/8    $0.03
     Third Quarter................................ $19     $14 1/8    $0.03
     Fourth Quarter............................... $21 1/2 $15 3/8    $0.03
   1997
     First Quarter................................ $18 5/8 $15 5/8    $0.03
     Second Quarter............................... $30     $17 3/8    $0.03
     Third Quarter................................ $30 3/8 $23 1/2    $0.035
     Fourth Quarter............................... $35 5/8 $25 5/8    $0.035
   1998
     First Quarter (through March 27, 1998)....... $31 1/8 $24 1/4    $0.035

  The reported last sale price of the Common Stock on the New York Stock Exchange on March 27, 1998 was $29 7/16 per share. As of March 27, 1998, the number of record holders of Common Stock was 1,078.

                                DIVIDEND POLICY

  The Company has paid regular quarterly cash dividends since 1992. The current policy of the Company's Board of Directors is to consider the declaration of dividends on a quarterly basis. Future distributions will be declared and paid at the discretion of the Board of Directors and will depend upon cash generated by operating activities, the Company's financial condition, capital requirements and such other factors as the Board of Directors deems relevant. Certain of the Company's indebtedness places restrictions on the ability of the Company to pay dividends. Therefore, there can be no assurance as to the payment of any future dividends.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1997 (i) on an actual basis and (ii) as adjusted to reflect the effect of the application of the net proceeds from the March 1998 trade receivable securitization, and the sale by the Company of 3,000,000 shares of the Common Stock in these Offerings and the application of the estimated net proceeds (assuming an offering price of $29.4375 per share). This table should be read in conjunction with the Company's financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                          DECEMBER 31, 1997
                                                         ---------------------
                                                          ACTUAL   AS ADJUSTED
                                                         --------  -----------
                                                            (IN THOUSANDS)
   Long-term debt, net of current maturities ........... $231,880   $159,485
   Stockholders' equity:
     Preferred Stock, $.01 par value; 25,000,000 shares
      authorized:
       Series A Junior Participating Preferred Stock,
        $.01 par value; 300,000 shares authorized; no
        shares issued and outstanding...................      --         --
       Series B 6% Cumulative Convertible Exchangeable
        Preferred Stock, $.01 par value; 352,000 shares
        authorized actual and as adjusted; 352,000
        shares issued and outstanding actual and as
        adjusted........................................        4          4
     Common Stock, $.01 par value; 75,000,000 shares
      authorized; 19,954,874 shares issued and
      outstanding actual; 22,954,874 shares issued and
      outstanding as adjusted(1)........................      200        230
     Additional paid-in capital.........................  135,611    219,501
     Retained earnings..................................   91,980     91,980
     Treasury stock at cost, 59,600 common shares.......   (1,279)    (1,279)
                                                         --------   --------
       Total stockholders' equity.......................  226,516    310,436
                                                         --------   --------
       Total capitalization............................. $458,396   $469,921
                                                         ========   ========

--------
(1) Excludes 1,750,000 shares of Common Stock reserved for issuance under the Company's 1992 Non-Qualified Stock Option Plan, under which options to purchase 855,900 shares of Common Stock at a weighted average exercise price of $25.05 were outstanding on December 31, 1997.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following selected consolidated financial and operating data sets forth certain financial and operating data for the Company. The financial data should be read in conjunction with the consolidated financial statements and notes thereto, incorporated by reference in this registration statement. The following information should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere or incorporated by reference in this registration statement.

                                        YEARS ENDED DECEMBER 31,
                         ----------------------------------------------------------
                            1997        1996        1995        1994        1993
                         ----------  ----------  ----------  ----------  ----------
                           (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales............. $  846,082  $  631,492  $  734,299  $  561,797  $  360,030
  Cost of sales.........    778,620     602,629     677,503     511,821     325,123
                         ----------  ----------  ----------  ----------  ----------
    Gross profit........     67,462      28,863      56,796      49,976      34,907
  Selling, general and
   administrative
   expenses.............     26,307      13,359      11,111       8,723       7,465
                         ----------  ----------  ----------  ----------  ----------
    Income from
     operations.........     41,155      15,504      45,685      41,253      27,442
  Interest expense......    (16,100)    (10,257)     (6,251)     (2,684)     (1,388)
  Other, net............        735         788         875       1,019        (184)
                         ----------  ----------  ----------  ----------  ----------
    Income before income
     taxes..............     25,790       6,035      40,309      39,588      25,870
  Provision for income
   taxes................     10,576       2,397      14,902      15,663      10,315
                         ----------  ----------  ----------  ----------  ----------
    Net income.......... $   15,214  $    3,638  $   25,407  $   23,925  $   15,555
                         ==========  ==========  ==========  ==========  ==========
Basic earnings per
 common share........... $     0.74  $     0.19  $     1.34  $     1.32  $     0.90
Diluted earnings per
 common share........... $     0.74  $     0.19  $     1.33  $     1.30  $     0.90
Cash dividends declared
 per common share....... $     0.13  $     0.12  $    0.105  $    0.085  $     0.07
OTHER OPERATING DATA:
  EBITDA(1)............. $   57,778  $   30,793  $   57,189  $   48,639  $   32,337
  EBIT(1)............... $   41,155  $   15,504  $   45,685  $   41,253  $   27,442
  Depreciation and
   amortization......... $   16,623  $   15,289  $   11,504  $    7,386  $    4,895
  Capital expenditures.. $   20,168  $   11,211  $   37,898  $   26,279  $    5,017
  Trailer production....     48,346      36,517      42,424      35,679      22,060
  U.S. trailer market
   share................         22%         19%         15%         15%         12%
  Backlog (at period
   end)................. $  831,000  $  462,000  $  858,000  $1,029,000  $  456,000
  Number of employees
   (at period end)(2)...      5,093       2,975       3,706       3,407       2,209
                                              DECEMBER 31,
                         ----------------------------------------------------------
                            1997        1996        1995        1994        1993
                         ----------  ----------  ----------  ----------  ----------
                                             (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital....... $  280,212  $  148,712  $  113,198  $   90,802  $   56,407
  Total lease
   portfolio............    103,222     113,811      76,464      53,479      37,647
  Total assets..........    629,870     440,071     384,134     300,679     179,801
  Long-term debt, net of
   current
   maturities(3)........    231,880     151,307      73,726      24,857      24,422
  Stockholders' equity..    226,516     178,368     177,631     154,181      87,464

--------
(1) "EBITDA" is defined as net income (loss) before interest expense, taxes, depreciation and amortization, discontinued operations, non-recurring charges, extraordinary item and accounting change. "EBIT" is defined as net income (loss) before interest expense and taxes. EBITDA and EBIT are not measures of performance under GAAP. While neither EBITDA nor EBIT should considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA and EBIT are customarily used as criteria in evaluating the financial strength of companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP.
(2) Includes 773, 54, 252, 444 and 143 temporary employees for 1997, 1996, 1995, 1994 and 1993, respectively.
(3) Long-term debt, net of current maturities, includes $54.9 million, $80.9 million, $31.0 million, $23.8 million and $23.1 million in 1997, 1996 1995, 1994 and 1993 respectively, incurred by Wabash Finance in connection with its lease and finance operations.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion of the Company's historical results of operations and of its liquidity and capital resources should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein.

OVERVIEW

  During 1997, the Company achieved net sales of $846.1 million, which were 34% higher than 1996 net sales of $631.5 million. Net income for 1997 rose to $15.2 million, or $0.74 per share, as compared to $3.6 million, or $0.19 per share, in 1996. The increase in net sales is primarily attributable to the Fruehauf Acquisition, the completion of the Company's composite material manufacturing facility in Lafayette, Indiana and an estimated 13% increase in U.S. truck trailer demand.

  On April 16, 1997, the Company acquired substantially all of the remaining assets of Fruehauf, a manufacturer and marketer of truck trailers and related parts. The Fruehauf Acquisition included assets consisting of the Fruehauf and Pro-Par names, certain patents and trademarks, retail branches in 31 major metropolitan markets, an aftermarket parts distribution business, a specialty trailer manufacturing plant and a van manufacturing plant. The Fruehauf Acquisition was accounted for as a purchase and accordingly, Fruehauf's results are included in the consolidated financial statements since the date of the acquisition. The Fruehauf Acquisition was strategic for Wabash as it combined the largest fleet producer in the U.S. truck trailer industry with the largest U.S. retail distribution network, thereby providing important synergies in the areas of aftermarket parts and service as well as an expansive used trailer distribution network.

  In the third quarter of 1997, the Company completed the construction of its new composite material manufacturing facility in Lafayette, Indiana and began producing composite plate material for the Company's proprietary DuraPlate trailer introduced in late 1995. Previously, the Company was severely limited on the supply of the composite material from one supplier who was not able to increase its capacity. The Company's newly constructed composite material manufacturing facility will allow the Company to meet its long-term material requirements and to continue to enhance the design and manufacturability of the DuraPlate trailer.

  In 1997, the U.S. truck trailer industry experienced one of the best years in the industry's history with over 220,000 units shipped, an increase of approximately 13% over 1996 and a decrease of approximately 21% compared to 1995, the best year in the industry's history. The Company estimates that its market share in the U.S. trailer industry was approximately 22% in 1997. The Company's total new trailer shipments increased 32% over 1996 and increased by 14% over 1995. The demand for the Company's products continues to be strong as the Company began 1998 with approximately $832 million in backlog, a majority of which is expected to be delivered in 1998.

  Finally, although not a significant contributor to the Company's 1997 results of operations, the Company continues to pursue opportunities in international markets, primarily through the Company's proprietary RoadRailer technology. In November, 1997, the Company acquired a minority interest in a European RoadRailer operating company in which exclusively RoadRailer equipment is used to transport goods between Italy and Germany over the rails. In addition, the Company formed an affiliation with trailer manufacturer Bernard Krone Fabrzeugwerke GmbH of Wertle, Germany for the marketing of dry vans and refrigerated trailers throughout Europe. The Company believes these opportunities provide the foundation for future growth internationally.

  The following table sets forth certain operating data as a percentage of net sales for the periods indicated:

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1997      1996      1995
                                                   --------  --------  --------
   Net sales......................................    100.0%    100.0%    100.0%
   Cost of sales..................................     92.0      95.4      92.3
                                                   --------  --------  --------
     Gross profit.................................      8.0       4.6       7.7
   General and administrative expenses............      2.1       1.4       1.0
   Selling expenses...............................      1.0       0.7       0.5
                                                   --------  --------  --------
     Income from operations.......................      4.9       2.5       6.2
   Interest expense...............................     (1.9)     (1.6)     (0.8)
   Other, net.....................................      --        0.1       0.1
                                                   --------  --------  --------
     Income before income taxes...................      3.0       1.0       5.5
   Provision for income taxes.....................      1.2       0.4       2.0
                                                   --------  --------  --------
       Net income.................................      1.8%      0.6%      3.5%
                                                   ========  ========  ========

RESULTS OF OPERATIONS

 Net Sales

  The Company achieved record sales of $846.1 million in 1997 and increased its U. S. market share to an estimated 22%. Net sales and market share compared to 1996 and 1995 are as follows:

                                               YEARS ENDED DECEMBER 31,
                                             --------------------------------
                                               1997       1996        1995
                                             ---------  ---------   ---------
                                             (DOLLAR AMOUNTS IN THOUSANDS)
   Net sales................................ $ 846,082  $ 631,492   $ 734,299
   Percentage increase (decrease) in net
    sales from prior period.................      34.0%     (14.0)%      30.7%
   Estimated % share of new trailer market
    in U.S..................................      22.0%      19.0%       14.9%

  The increase in net sales from 1996 to 1997 of $214.6 million was attributable to increases in all facets of the Company's business: new trailer sales increased $129.0 million, used trailer sales increased $14.4 million, aftermarket parts and service increased $63.9 million and Wabash Finance lease revenues increased $7.7 million.

  The increase in new trailer sales from 1996 to 1997 of $129.0 million was attributable to a 30% increase in the number of units sold, reflecting the impact of the newly acquired retail branches, an estimated 13% increase in U.S. truck trailer demand and continued strong demand for the Company's products. Increased production of the DuraPlate trailer, the Company's proprietary composite plate trailer, also favorably impacted net sales in 1997, particularly in the fourth quarter. Historically, the aluminum plate trailer had accounted for over half of the Company's revenues and even a greater percentage of its earnings. While not proprietary, the Company has enjoyed a sizable market share within this segment. As the success of the aluminum plate trailer grew, the Company experienced increased competition within its main product line and as a result, decreased margins. To address this, the Company developed and introduced in late 1995 the DuraPlate trailer which is proprietary in design. The Company's plate trailer production, including both aluminum and DuraPlate plate trailers, increased 10% in the twelve months ended December 31, 1997 compared to the same period in 1996, and over 26% in the fourth quarter of 1997 compared to the same period in 1996. Prior to the fourth quarter of 1997, the Company was severely limited in the amount of composite plate material made available to it from its one supplier who was unable to add additional capacity. As a result, during the first nine months of 1997, the Company's product mix was heavily weighted toward lower priced and lower margin commodity trailers. In August, 1997, the Company completed the construction of its own composite material manufacturing facility in Lafayette, Indiana and in the fourth quarter began using material from this production line for the assembly of new DuraPlate trailers. The Company believes this new facility will provide sufficient capacity for the Company's foreseeable composite material requirements and expected continued increases in demand for this product.

  The increase in aftermarket parts and service sales of $63.9 million from 1996 to 1997, as well as the increase in used trailer sales of $14.4 million, is primarily the result of the addition of the retail branch distribution network. The Fruehauf Acquisition, which combined the largest fleet manufacturer with the largest retail distribution network in the U.S., provided immediate benefits by creating critical synergies in the areas of aftermarket parts and service and used trailer sales, particularly the ability to market used trailer trade-ins taken by the Company against new trailer fleet orders. The Company recently announced its retail branch expansion plan, and the Company expects to increase the number of Company-owned retail branches to approximately 50 within the next two years. The Company believes the synergies between the fleet and retail business provides significant competitive advantages in the U.S. truck trailer industry and the opportunity for continued sales growth. The $7.7 million increase in leasing and finance revenues during 1997 was primarily due to a full year of lease revenues on a large number of trailers added to Wabash Finance's portfolio in late 1996. The overall number of trailers leased and financed to customers remained relatively constant with 1996 levels.

  The decrease in sales of 14% from 1995 to 1996 was the result of a 31% decrease in industry new trailer shipments combined with the limited supply of composite material for the Company's newly introduced DuraPlate trailer. As a result, the Company's production mix was heavily weighted toward lower priced and lower margin commodity trailers. The 30.7% increase in net sales from 1994 to 1995 was primarily attributed to a 20% increase in industry new trailer shipments and strong demand for the Company's products.

 Gross Profit

  The Company's gross profit as a percentage of net sales increased to 8.0% compared to 4.6% in 1996 and 7.7% in 1995. This increase in gross profit percentage reflects the impact of higher margin sales from the retail branches acquired in 1997 and the improvement in product mix resulting from the completion of the Company's composite material facility in the third quarter of 1997. As expected, the gross margins recognized through the retail branches during 1997 on sales of new and used trailers and aftermarket parts and service were significantly better than the gross margins historically achieved by the Company on new trailer fleet business and contributed to the overall increase in the consolidated gross margin. In addition, the completion of the Company's composite material facility in August, 1997, allowed the Company to increase its production of the proprietary DuraPlate trailer during the fourth quarter, thereby improving the product mix at the Company's manufacturing facilities. Gross margin as a percentage of sales in the fourth quarter of 1997 was approximately 8.8% of net sales, compared to 4.6% of net sales in the fourth quarter of 1996. Based on current known trends, the Company expects further improvement in gross margin as product mix continues to shift toward proprietary products like the DuraPlate trailer and as a larger percentage of the Company's sales are generated from retail branches.

                              YEARS ENDED DECEMBER 31,
                            -------------------------------
                              1997       1996       1995
                            ---------  ---------  ---------
                            (DOLLAR AMOUNTS IN THOUSANDS)
   Gross profit............ $  67,462  $  28,863  $  56,796
   Gross profit as a
    percentage of net
    sales..................       8.0%       4.6%       7.7%

 Income from Operations

  Income from operations (income before interest, taxes, and other items) was 4.9%, 2.5% and 6.2% of net sales in 1997, 1996 and 1995, respectively. The increase in income from operations in 1997 was impacted primarily by the increase in gross profit margins previously discussed offset by increased selling, general and administrative expenses. The increase in selling, general and administrative expenses primarily reflects higher levels of expense associated with the retail branches acquired. Selling, general and administrative expenses were 3.1%, 2.1% and 1.5% of net sales in 1997, 1996 and 1995.

                                                YEARS ENDED DECEMBER 31,
                                              -------------------------------
                                                1997       1996       1995
                                              ---------  ---------  ---------
                                              (DOLLAR AMOUNTS IN THOUSANDS)
   Income from operations.................... $  41,155  $  15,504  $  45,685
   Income from operations as a percentage of
    net sales................................       4.9%       2.5%       6.2%

 Other Income (Expense)

  Interest expense totaled $16.1 million, $10.3 million and $6.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in interest expense primarily reflects new term and bank line of credit debt associated with increased working capital requirements due to the establishment of inventory at the Fruehauf retail branches acquired in the second quarter, higher working capital due to increased production at the Company's manufacturing facilities and growth in Wabash Finance's lease and finance operations. Other, net is primarily comprised of a variety of immaterial, non-operating expense items.

 Income Taxes

  The provision for federal and state income taxes represented 41.0%, 39.7% and 37.0% of pre-tax income for 1997, 1996 and 1995, respectively. During 1995, the Company recognized a state income tax credit related to property improvements on a new facility acquired during 1994. This credit caused the effective tax rate to be 2.4% points lower than the statutory rates in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  Cash and cash equivalents as of December 31, 1997 increased $9.1 million to $14.6 million as compared to $5.5 million at December 31, 1996. The increase in cash was the result of net cash used in operating and investing activities of $69.4 million offset by cash provided from financing activities of $78.5 million. Net cash used in operating and investing activities of $69.4 million is the result of increased working capital due to the start-up and growth in the retail branches acquired in the second quarter of 1997, increased production levels at the Company's manufacturing facilities, capital expenditures related to the construction of the Company's composite material facility and continued growth in Wabash Finance's leasing and finance operations.

  The increase in working capital during 1997 was due to the Company's investment of approximately $23 million to establish working capital at the retail branches acquired in April, 1997 and higher inventory and receivables, offset somewhat by increased accounts payable, resulting from increased production at the Company's manufacturing facilities. The Company intends to embark on a retail branch expansion plan beginning in 1998 which is expected to increase the number of company-owned retail branches from 31 branches to approximately 50 over the next two years and as a result, further working capital investments will be required to meet this expansion plan. The Company anticipates improvements in working capital at its manufacturing facilities in 1998 to partially offset the working capital needs within the retail branches.

  Capital expenditures during 1997 totaled approximately $20 million and related principally to the construction of the Company's composite material facility which was completed in the third quarter of 1997. In addition, investments in Wabash Finance's leasing operations of approximately $76.7 million were made during 1997 as Wabash Finance continued to expand its leasing operations. Offsetting this investing activity were several transactions during the third and fourth quarters of 1997 totaling approximately $80 million. These transactions were comprised of $58 million in sale and leaseback transactions occurring in September, 1997 involving a portion of Wabash Finance's operating lease portfolio and a December, 1997 sale and leaseback transaction involving $10 million of the Company's manufacturing equipment. The final transaction in December, 1997 of approximately $13 million involved the sale, with recourse, by Wabash Finance of certain of its finance contracts to a financial institution.

  The Fruehauf Acquisition in April, 1997 was financed through the issuance of $17.8 million in Common Stock, $17.6 million in Series B Cumulative Convertible Exchangeable Preferred Stock and the remaining $15.1 million in cash. The initial cash requirement for the Fruehauf Acquisition was funded through the use of the Company's revolving credit facility and was recovered within the first 90 days following the acquisition through the positive cash flow generated from the sale of working capital.

  In connection with the investments discussed above, the Company's debt increased to $231.9 million at December 31, 1997 compared to $151.3 million at December 31, 1996. Of the $231.9 million of consolidated debt outstanding at December 31, 1997, Wabash Finance had $54.9 million in outstanding borrowings as a result of its leasing and financing activities compared to $80.9 million at December 31, 1996. On September 30, 1997, the Company replaced its revolving credit facility with an unsecured revolving bank line of credit permitting the

Company to borrow up to $125 million. Under this facility, the Company has the right to borrow until September 30, 2002. Interest payable on such borrowings is variable based upon LIBOR plus 25 to 55 basis points or a prime rate of interest. The Company pays a quarterly commitment fee on the unused portion of this facility of 8.5 to 17.5 basis points per annum. The Company had available credit under this facility of $59 million at December 31, 1997. In connection with one of the Company's European RoadRailer sales transactions, the Company is contingently liable for up to four years as a guarantor of certain commitments of two separate entities via standby letters of credit in the amount of $7.6 million and a separate letter of guarantee in the amount of $4 million. During 1997, the Company continued to utilize a receivables sale and servicing agreement established in June, 1995, which enables the Company to sell up to $40 million of receivables without recourse. In March 1998, the Company replaced its existing $40 million receivable sale and servicing agreement with a new non-recourse trade receivable securitization facility with NBD Bank, N.A. The Company expects that amount of the new facility will vary between $75 to $90 million depending on the amount of the underlying receivables. The Company applied the net proceeds of a sale of receivables under the facility to repay approximately $83 million of outstanding indebtedness under its unsecured revolving line of credit with NBD Bank, N.A. The Company expects that this securitization and repayment of debt will facilitate the Company's future access to capital.

  On April 27, 1995, the Company announced that the Board of Directors authorized a Common Stock repurchase plan of up to $30 million in the aggregate. The Company may purchase its common stock in the open market or in block transactions from time to time as it deems appropriate. No purchases have been made to date under the common stock repurchase plan.

  Other sources of funds for capital expenditures, continued expansion of businesses including the retail branch expansion program, dividends, principal repayments on debt, stock repurchase and working capital requirements are expected to be cash from operations, additional borrowings under the credit facilities and term borrowings and equity offerings. The Company believes these funding sources and the proceeds from the Offerings will be adequate for its anticipated requirements.

  The Company has assessed and continues to assess the impact of the "Year 2000" issue on its reporting systems and operations. The Year 2000 Issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the century date occurs, date sensitive systems will recognize the year 2000 as 1900 or not at all. This inability to recognize or properly treat the year 2000 may cause our systems to process critical financial and operational information incorrectly. One of the more significant Year 2000 issues faced by the Company are the systems in place within the Company's retail distribution network, which are not Year 2000 compliant. As a result, beginning in 1998 the Company will install new application systems within this distribution network which will be Year 2000 compliant. The Company does not expect the costs associated with becoming Year 2000 compliant to be material.

INFLATION

  The Company has been generally able to offset the impact of rising costs through productivity improvements as well as selective price increases. As a result, inflation is not expected to have a significant impact on the Company's business.

NEW ACCOUNTING PRONOUNCEMENTS

  The FASB issued SFAS No.128, Earnings Per Share, which is effective at year-end 1997. This statement establishes standards for computing and presenting earnings per share ("EPS") and supersedes APB Opinion No.15, Earnings Per Share. The Company adopted this new standard in computing EPS for the twelve months ended December 31, 1997. The adoption of this statement did not have a material effect on the Company's reported EPS.

  In addition, in June 1997 the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement is effective for fiscal periods beginning after December 15, 1997 with early adoption permitted. The Company is evaluating the effect this Statement will have on its financial reporting and disclosures; however, the Statement will have no effect on the Company's results of operations, financial position, capital resources or liquidity.

                                   BUSINESS

  Founded in 1985 by several members of current senior management, the Company is the largest United States designer and manufacturer of truck trailers. Through a wholly-owned subsidiary, the Company also provides leasing and financing programs to its customers. The Company established its retail branch network and aftermarket parts and service capacity through its 1997 acquisition of certain assets of Fruehauf, including the well-recognized Fruehauf brand name. This network also sells used trailers to the retail trade.

  The Company believes that its success has been the result of its long-standing relationships with its customer partners, innovative product development, broad product line, large distribution and service network and corporate culture. The Company markets its products under the Wabash National and Fruehauf brand names and parts and services under the Pro-Par, Wabash National and Fruehauf brand names. The Company estimates that over 20% of the nation's trailers in service are either Fruehauf or Wabash trailers and that approximately 22% of all new trailers shipped in the United States in 1997 were produced by the Company. At December 31, 1997, the Company's backlog was $832 million, including over $200 million for the new DuraPlate trailers, the Company's innovative and proprietary composite plate trailer. The Company has achieved a 24% compound annual growth rate in revenues since 1993. In fiscal 1997, the Company generated net sales of $846.1 million.

  The Company attributes much of its past growth to the emergence of the full truckload sector of the transportation industry. Total transportation activity in the United States in 1996 was estimated to be in excess of $460 billion. In 1985, the year in which the Company was founded, the trucking industry accounted for approximately 75% of transportation activity and has since grown its market share to approximately 79% (rail transport has the second largest share of transportation activity with an approximate 8% market share). Prior to federal deregulation of the trucking industry in 1982, trucking activity was divided among common carriers, package carriers and private fleets. Private fleets represented the largest portion of inter-city truck freight with well over 50% of the activity. Following deregulation, a new segment of full truckload carriers emerged that were primarily non-union and focused on long haul transportation. The Company believes that the growth of this segment was due not only to increased trucking activity but also to increased customer preference for the lower-cost, higher quality service of full truckload carriers over common carriers, as well as private fleets and railroads. Since inception, the Company has focused its strategy primarily on the full truckload segment which concentrates on more efficient equipment designs. Today, the Company believes it is the leading supplier to the full truckload segment.

  While the private fleet market share has declined since deregulation, it continues to be the transportation industry's largest single segment with slightly over 50% of inter-city transport and is widely dispersed. This segment has historically represented less than 10% of the Company's business and was generally underpenetrated by the Company until the acquisition of the retail distribution network of Fruehauf in 1997. The acquisition of Fruehauf's 31 branches gave the Company the largest factory-owned distribution network for purposes of servicing and supplying the private fleet segment. The Company expects to expand its distribution network and capitalize on the well-recognized Fruehauf brand name to gain greater access to this largest single segment of the transportation industry.

GROWTH STRATEGY

  The Company's strategy for continued growth is to expand on its position as a leading manufacturer of transportation equipment and includes the following key elements:

  GROW CUSTOMER PARTNERSHIPS. Unique in the trailer industry, the Company maintains supply relationships, primarily single source, with many of the largest and fastest growing transportation companies in the country. The Company's list of customer partners includes Schneider National, Inc., Swift Transportation Co. Inc., Werner Enterprises, Inc., Dart Transit Company, Heartland Express, Inc., U.S. Xpress Enterprises, Inc., Knight Transportation, Inc., Central Transport International, Federal Express Corporation and Triple Crown

Services Company. In addition to serving as a single source of supply, the Company offers priority scheduling and cost-based pricing for its customer partners. The Company's engineering, manufacturing, and marketing departments work closely with customer partners to assess their needs and to develop cost-effective engineering and manufacturing solutions. This collaborative process serves as a resource for the development of new technologies and results in many highly innovative products incorporating unique design features such as DuraPlate trailers, RoadRailer trailers and AutoRailer trailers. As the Company's customer partners continue to grow, the Company will benefit from their increased equipment and service requirements.

  CONTINUE PROPRIETARY PRODUCT DEVELOPMENT. The Company's long-standing customer partnerships have facilitated the Company's proprietary product innovations. All of these developments are designed to enhance the productivity and efficiency of the Company's partners and thereby positively impact the Company's results. Among the most significant innovations are:

  Plate trailers. In 1985, the Company pioneered the aluminum plate trailer, which became the standard of most of the fastest growing full truckload carriers. In late 1995, the Company introduced the DuraPlate trailer, a highly innovative composite plate trailer. The DuraPlate composite material is a high density vinyl core with an inner and outer steel skin, offering greater durability and strength than the aluminum plate trailer. The Company began manufacturing the composite material at its own facility in Lafayette, Indiana in late 1997 and produced approximately 7,000 composite plate trailers in 1997. The Company believes the proprietary DuraPlate trailer will be its largest selling product in 1998 and represents a significant advancement in truck trailer technology.

  RoadRailer trailers. In 1987, the Company began manufacturing RoadRailer trailers and in 1991 acquired the ownership rights to this technology. RoadRailer trailers use a patented bimodal technology consisting of a truck trailer and detachable rail bogie permitting a trailer to run both over the highway and directly on railroad lines. By offering the bimodal technology in a number of variations, including the AutoRailer trailer, the Company believes it can increase its penetration of the intermodal market and enlarge its pool of potential customer partners. The Company believes that RoadRailer trailers provide the opportunity for the Company to enhance its reputation for technological leadership in the transportation industry.

  Refrigerated trailers. The Company introduced refrigerated trailers into its product line in 1990. Refrigerated trailers are used primarily by private fleets in the transportation of perishable food products. The Company's innovative process for building these trailers involves injecting insulating foam in the sidewalls and roof in a single process prior to assembly, which improves both the insulation capabilities and the durability of the trailers. The Company also offers its proprietary SolarGuard roof system, which reduces fuel cost by providing protection against harmful radiation. During 1995, the Company opened a new dedicated refrigerated trailer manufacturing facility in Lafayette, Indiana.

  Other innovations. In 1995, the Company introduced the AllRailer railcar, the Company's first prototype lightweight, totally enclosed, high-speed railcar. The AllRailer railcar design allows shippers to transport vehicles by rail in a fully-enclosed environment, protected from both airborne contamination and vandalism. Currently under development are proprietary anti-lock braking systems, composite doors, composite flooring and various electronic features all of which are designed to enhance product efficiencies and to further establish the Company as a technological leader in the transportation industry.

  EXPAND RETAIL DISTRIBUTION NETWORK. The Company intends to strengthen its retail distribution network by expanding operations acquired from Fruehauf in 1997 through acquiring or building new branches. This retail distribution network operates under the name Fruehauf Trailer Services, Inc., a wholly-owned subsidiary of the Company. Coupled with its existing parts distribution business, the Company ended 1997 with over $90 million in aftermarket parts and service revenues compared to $28 million in 1996. The Company believes that an enhanced retail network will provide a strong platform for further penetration of the private fleet market as well as increasing higher margin aftermarket parts and maintenance service operations. An expanded retail network will enhance profits through cost reduction and increased efficiencies including those associated with used truck trailer trade-ins and sales. The Company makes financing opportunities available at the branch level through Wabash National Finance Company to support new and used trailer sales.

  GROW INTERNATIONAL MARKETS. The Company intends to continue to emphasize product innovations that position the Company to expand globally. The Company's proprietary RoadRailer technology meets all European requirements for bimodal equipment and has been approved for operation by BritishRail, Deutsche Bahn, SNCF and other European railways. It is uniquely designed to permit operation at speeds that are compatible with passenger trains that predominate in European rail systems. The Company recently acquired a minority interest in a European RoadRailer operating company in which RoadRailer equipment is exclusively used to transport goods between Italy and Germany over the rails. The Company's RoadRailer technology also has features that appeal to East and South Asian carriers. The Company is expanding its international sales into India, Thailand and South America. In addition, the Company has formed an affiliation with trailer manufacturer Bernard Krone Fabrzeugwerke GmbH of Wertle, Germany for the marketing of dry vans and refrigerated trailers throughout Europe.

  EXPAND CORPORATE CULTURE. The Company intends to continue to foster a corporate culture which emphasizes flexible, low-cost manufacturing through extensive employee involvement in all aspects of the business. All employees participate in extensive classroom training covering all aspects of the Company's business, including team building and problem solving, statistical process control, economics and finance. The Company employs a compensation program which rewards a majority of all hourly employees through the distribution of a percentage of the Company's after-tax profits. Wabash's safety program has been developed with employee participation and has been cited for nine consecutive years by the Truck Trailer Manufacturing Association for achieving the best safety record among large plants in the industry. The Company believes that its corporate culture has produced a highly trained and motivated workforce that understands the Company's business strategy and that is keenly interested in and rewarded by the success of the Company. As of December 31, 1997, approximately 11% of the Company's employees, all of whom work at facilities acquired in the Fruehauf acquisition, are represented by labor unions.

INDUSTRY BACKGROUND

  The United States market for truck trailers and related products has historically been cyclical and has been affected by overall economic conditions in the transportation industry as well by regulatory changes. Management believes that customers historically have replaced trailers in cycles that run from approximately six to eight years. Both state and federal regulation of the size, safety features and configuration of truck trailers have led to increased demand for trailers meeting new regulatory requirements from time to time.

  A large percentage of the new trailer market has historically been served by the ten largest truck trailer manufacturers, including the Company. Price, flexibility in design and engineering, product quality and durability, warranty, dealer service and parts availability are competitive factors in the markets served.

  The following table sets forth certain historical domestic trailer shipments data for the Company, its ten largest competitors in 1997 and for the United States trailer industry as a whole:

                                  1997    1996    1995    1994    1993    1992
                                 ------- ------- ------- ------- ------- -------
Wabash(1).......................  48,346  36,517  42,424  35,679  22,060  19,253
Great Dane......................  37,237  25,730  36,514  29,756  23,900  21,717
Utility.........................  23,084  19,731  25,068  19,501  13,768  10,022
Trailmobile.....................  18,239  11,094  21,239  16,671  14,500  11,908
Stoughton.......................  11,700   8,300  14,770  13,000  13,500  10,011
Strick..........................  10,488   8,141  18,427  15,599  12,800  10,500
Dorsey..........................   7,939   8,595  12,276  12,010  10,190   7,496
Lufkin..........................   5,785   3,646   6,141   4,650   3,476   2,651
Fontaine........................   5,063   4,613   5,465   4,530   3,700   3,087
Transcraft......................   4,509   3,161   3,571   3,591   2,507   1,632
                                 ------- ------- ------- ------- ------- -------
  Total Industry................ 224,033 197,519 284,268 236,016 188,319 165,268
                                 ======= ======= ======= ======= ======= =======

--------
(1) Includes shipments of 1,467 units by Fruehauf in 1997 prior to the Fruehauf Acquisition.

Source: Southern Motor Cargo Magazine(C) 1998. A complete report for the top
      30 manufacturers may be obtained from Southern Motor Cargo, P.O. Box 40169, Memphis, TN 38174.

CUSTOMERS

  The Company's customer base includes many of the nation's largest truckload common carriers, domestic and international intermodal carriers including railroads, leasing companies, less-than-truckload ("LTL") common carriers, private fleet carriers, and package carriers. The Company is currently the sole supplier to approximately 12 customers. Sales to customers for which the Company believes it is the sole supplier accounted for approximately 28.9% of the Company's new trailer sales in 1997. In addition, during 1997, export sales accounted for 1.2% of net sales. No customer represented more than 10% of the Company's net sales in 1997. Schneider National, Inc. accounted for approximately 13% of net sales during both 1996 and 1995. Swift Transportation Co., Inc. accounted for approximately 15% of net sales in 1996. No other customer represented more than 10% of net sales in 1996 and 1995. The Company's net sales in the aggregate to its five largest customers were 21%, 39% and 33% of its sales in 1997, 1996 and 1995, respectively.

  The Company's customers include the following:

  Truckload Carriers: Schneider National, Inc.; Werner Enterprises, Inc.; Swift Transportation Co., Inc.; Dart Transit Company; Heartland Express, Inc.; Crete Carrier Corporation; Knight Transportation, Inc.; U.S. Xpress Enterprises, Inc.; Frozen Food Express Industries, Inc.;

  Leasing Companies: Transport International Pool; Penske Truck Leasing; Trailer Leasing Company; National Semi Trailer Corp.; Leaseway Purchasing Corp.;

  Private Fleets: Safeway, Inc.; Chrysler Corporation; The Kroger Company; Stone Container Corporation; Foster Farms, Inc.;

  Less-Than-Truckload Carriers: Roadway Express, Inc.; Old Dominion Freight Line, Inc.; Caliber Systems Inc.; USF Holland Inc.; Central Transport International;

  Package Carriers: Federal Express Corporation; United Parcel Service of America, Inc.;

  Domestic Intermodal Carriers: Triple Crown Services Company; National Rail Passenger Corp. (Amtrak); Burlington Northern Santa Fe Corporation; and

  International Intermodal Carriers: Bayerische Trailerzug Gesellschaft GmbH; Compagnie Nouvelle de Conteneurs.

  Truckload common carriers include large national lines as well as regional carriers. The large national truckload carriers, who continue to gain market share at the expense both of regional carriers and private fleets, typically purchase trailers in large quantities with highly individualized specifications. Trailers purchased by truckload common carriers represented 42.2%, 58.3% and 63.9% of the Company's new trailer sales in 1997, 1996 and 1995, respectively.

  Leasing companies include large national companies as well as regional and local companies. New trailer sales to leasing companies represented 16.7%, 8.0% and 10.4% of new trailer sales in 1997, 1996 and 1995, respectively.

  Private fleet carriers represent the largest segment of the truck trailer industry in terms of total units, but are dominated by small fleets of 1 to 100 trailers. Among the larger private fleets, such as those of the large retail chain stores, automotive manufacturers and paper products, truck trailers are often ordered with customized features designed to transport specialized commodities or goods. New trailer sales to private fleets represented 6.7%, 9.4% and 10.0% of new trailer sales in 1997, 1996 and 1995, respectively.

  LTL carriers have experienced consolidation in recent years, and the industry is increasingly dominated by a few large national and several regional carriers. Since the Highway Reauthorization Act of 1983 mandated that all states permit the use of 28 foot double trailers, there has been a conversion of nearly all LTL carriers to doubles operations. Order sizes for LTL carriers tend to be in high volume and with standard specifications. New trailer sales to LTL carriers accounted for 14.1%, 14.9% and 6.8% of new trailer sales in 1997, 1996 and 1995, respectively.

  In the United States, the package carrier industry is dominated by Federal Express Corporation, United Parcel Service of America, Inc. and Roadway Package System, Inc. Federal Express Corporation and United Parcel Service of America, Inc. have developed rigid specifications for their highly specialized trailers and have historically purchased trailers from a small number of suppliers, including Wabash. New trailer sales to these customers represented 1.0%, 2.7% and 6.3% of new trailer sales in 1997, 1996 and 1995, respectively.

  Customers for the Company's proprietary RoadRailer products included U.S. and foreign intermodal carriers such as Triple Crown Services Company, Amtrak, Swift Transportation Co., Inc., Allied Systems Ltd., Bayerische Trailerzug Gesellschaft GmbH and Compagnie Nouvelle de Conteneurs. New trailer sales of RoadRailer products to these customers represented 4.5%, 6.6% and 2.6% of new trailer sales in 1997, 1996 and 1995, respectively. The Company believes that the RoadRailer technology has enabled it to develop an international presence. Anticipated sources of future revenue in the RoadRailer business also includes license fees from the license of RoadRailer technology to overseas manufacturers.

  Retail sales of new trailers to independent operators through the Company's factory-owned distribution network provides the Company with access to smaller unit volume sales which typically generate higher gross margins. Retail sales of new trailers represented 8.0% of total new trailer sales in 1997.

  The balance of new trailer sales in 1997, 1996 and 1995 were made to dealers and household moving carriers.

PRODUCTS AND SERVICES

  Since the Company's inception in 1985, the Company has expanded its product offerings from a single product into a broad line of transportation equipment and related products and services. As a result of its long-term relationships with its customers, the Company has been able to work closely with its customers to create competitive advantages through development and production of productivity-enhancing transportation equipment. The Company's current product lines include:

 Transportation Equipment

  . Plate trailers. The aluminum plate trailer was introduced into the Company's product line in 1985. Since these trailers utilize thicker and more durable sidewalls than standard sheet and post or FRP construction and avoid the use of interior liners, the life of the trailer is extended and maintenance costs are significantly reduced. In addition, the post used in constructing the sidewalls of the plate trailer is much thinner and therefore provides greater interior volume than a standard sheet and post trailer. Plate trailers are used primarily by truckload carriers. The Company believes that it is the largest producer of plate trailers in the United States. In late 1995, the Company introduced its proprietary composite plate trailer. Features of the new composite plate trailer include greater durability and strength than the aluminum plate trailer. The composite material is a high density vinyl core with an inner and outer steel skin. The Company began manufacturing the composite material at its own facility in Lafayette in late 1997 and has produced approximately 7,000 composite plate trailers in 1997. The Company believes the composite plate trailer will be its largest selling product in 1998 and represents a significant advance in truck trailer technology.

  . RoadRailer trailers. In 1987, the Company began manufacturing RoadRailer trailers. RoadRailer trailers use a patented bimodal technology consisting of a truck trailer and detachable rail bogie permitting a trailer to run both over the highway and directly on railroad lines. The Company believes that the RoadRailer system can be operated more efficiently than alternative intermodal systems such as "piggyback" or "stack" railcars which require terminal operators to transfer vehicles or containers to railcars. In 1991, the Company acquired the exclusive rights to market and exploit RoadRailer technology. By offering the bimodal technology in a number of variations, the Company believes it can increase its penetration of the intermodal market and enlarge its pool of potential customers. Current RoadRailer models are the ReeferRailer trailer, the ChassisRailer trailer, the PupRailer trailer, the AutoRailer trailer and the 19.5 RoadRailer trailer. Management believes that RoadRailer trailers provide the opportunity for the Company to enhance its reputation for technological leadership in the transportation industry.

  . Refrigerated trailers. Refrigerated trailers were introduced into the product line in 1990. The Company's innovative process for building these trailers involves injecting insulating foam in the sidewalls and roof in a single process prior to assembly, which improves both the insulation capabilities and the durability of the trailers. The Company also offers its proprietary SolarGuard roof system, which reduces fuel cost by providing protection against harmful radiation. These trailers are used primarily by private fleets in the transportation of perishable food products. During 1995, the Company opened a dedicated new refrigerated trailer manufacturing facility in Lafayette, Indiana.

  . Lightweight railcars. In 1995, the Company introduced the AllRailer railcar, the Company's first prototype lightweight, totally enclosed, high-speed railcar. The AllRailer railcar design allows shippers to transport vehicles by rail in a fully-enclosed environment, protected from both airborne contamination and vandalism. The AllRailer railcar has the flexibility to be converted for use in either a bi-level or tri-level configuration by positioning the upper floors to handle automobiles or vehicles such as pick-up trucks, vans and sport/utility vehicles. This feature should result in greater railcar utilization and a reduction in repositioning empty railcars. AllRailer railcars feature a heavy duty version of the RoadRailer slack-free coupler, which reduces up to 99.8 percent of the forces transmitted to vehicles as a result of train slack action. Additional AllRailer railcar features include a wide interior, door edge protection and flat floors with built-in bridge plates between cars, all designed to provide damage-free vehicle loading and unloading.

  . Aluminum vans and doubles. Aluminum vans and doubles, also known as sheet and post trailers, were introduced into the product line in 1986 and are the standard trailer product purchased by customers in most segments of the trucking industry.

  . FRP vans and doubles. The Company's initial product was fiberglass reinforced plywood ("FRP") trailers which have been purchased primarily by LTL carriers utilizing doubles or triples. Motor carriers utilizing standard double or triple trailers frequently reach the maximum legal weight limits before they fill the capacity of the trailers. Since FRP trailers are lighter in weight than these double trailers, they enable LTL carriers to attain higher productivity than could be achieved using other types of double trailers. The Company believes that it is the largest producer of FRP trailers in the United States.

  . Other. The Company's other transportation equipment include container chassis, flatbed trailers, rollerbed trailers, soft-sided trailers, dumps and converter dollies.

 Aftermarket Parts and Service

  The Company produces replacement parts and accessories and provides maintenance service both for its own and competitors' trailers and related equipment. The aftermarket parts business is typically less cyclical than trailer sales and typically yields higher gross profit margins. The Company markets its aftermarket parts and services through its Wabash National Parts Division and through its wholly-owned subsidiary, Fruehauf Trailer Services, Inc. Management expects that the manufacture and sale of aftermarket parts and maintenance service will be a growing part of its product mix as the number and age of its units in service increases and as it increases the number of retail branches. Sales of these products and services represented 10.9%, 4.5% and 3.0% of net sales during 1997, 1996 and 1995, respectively.

 Leasing and Finance

  Through 1991, the Company leased trailers to customers on a very limited basis, primarily involving used trailers taken in trade from other customers. In late 1991, the Company began to build its in-house capability to provide leasing programs to its customers through its wholly-owned subsidiary, Wabash Finance. At December 31, 1997, Wabash Finance had approximately $44.0 million in equipment leased to others, net and $59.2 million invested in finance contracts. These leasing assets have been financed through term debt. Leasing revenues, including revenues from the sale of leased trailers, of Wabash Finance represented 3.2%, 9.2% and 3.6% of net sales during 1997, 1996 and 1995, respectively.

 Used Trailers

  The Company also sells used trailers, which the Company acquires primarily through trade-ins from its customers. The Company generally sells its used trailers both directly through Wabash Finance, or at retail through its retail branch distribution system. Depending upon the customer's desire, the Company may recondition a used trailer or "stretch" the trailer to convert a 48-foot unit into a 53-foot unit. Used trailer sales promote new sales by permitting trade-in allowances and have represented a stable source of revenue for the Company. The sale of used trailers represented 5.2%, 4.6% and 2.5% of net sales during 1997, 1996 and 1995, respectively.

MARKETING AND DISTRIBUTION

  The Company markets and distributes its products directly through its factory-owned distribution network and through independent dealerships. Certain types of customers purchase directly from the factory. The factory direct accounts include the larger truckload, LTL, package and household moving carriers and certain private fleets and leasing companies, and are high volume purchasers. In the past, the Company has focused its resources on the factory direct market, where customers are generally aware of the Company's management and its reputation in the trailer manufacturing industry. The larger LTL and private fleets, as well as the national fleets which increasingly dominate the truckload segment, buy factory direct with a great deal of customization. These larger carriers generally will purchase the largest trailer allowable by law in the areas they intend to operate, with maximum interior space. These carriers are the largest customers of the plate trailers manufactured by the Company. The Company's factory direct sales are based on specific customer orders.

  As a result of the Fruehauf Acquisition, the Company's large retail branch network affords the Company the ability to generate retail sales of trailers to smaller independent operators. In addition, this branch system enables the Company to provide maintenance and other services to customers on a nationwide basis and to remarket large quantities of trade-ins which are common with large new trailer sales to fleet customers. In addition to the 31 retail branches, the Company also sells its products through a nationwide network of 92 full-line and over 150 parts-only independent dealerships which generally serve the trucking and transport industry. The dealers primarily serve intermediate and smaller sized carriers and private fleets in the geographic region where the dealer is located and on occasion may sell to large fleets. The dealers may also perform service work for many of their customers.

  The Company also provides leasing and finance programs to its customers through Wabash Finance.

RAW MATERIALS

  The Company utilizes a variety of raw materials and components including steel, aluminum, lumber, tires and suspensions which it purchases from a limited number of suppliers. Significant price fluctuations or shortages in raw materials or finished components may adversely affect the Company's results of operations. Beginning in 1998, the raw material which will be used in the greatest quantity will be composite plate material used on the Company's proprietary DuraPlate trailer. The composite material is comprised of an inner and outer lining made of high strength steel surrounding a vinyl core. Both of these components are in ready supply. In August 1997, the Company completed construction of its own composite material facility located in Lafayette, Indiana where the Company produces the composite plate material from the steel and vinyl components. The Company believes the addition of this new facility will provide adequate capacity to meet its composite material requirements. The central Midwest location of the Company's plant gives Wabash a competitive advantage in the transportation cost of inbound raw materials as well as the cost of delivery of finished product. Customers often use trailers coming off the assembly line to deliver freight outbound from the Midwest.

BACKLOG

  The Company's backlog of orders was approximately $832 million, $462 million and $858 million at December 31, 1997, 1996 and 1995, respectively. The Company believes that its backlog of orders is firm and expects to fill a majority of its existing orders by the end of 1998.

PATENTS, LICENSES AND TRADEMARKS

  The Company holds or has applied for approximately 70 patents in the United States on various components and techniques utilized in its manufacture of truck trailers, including several patents relating to RoadRailer technology. In addition, the Company holds or has applied for 78 patents in 13 foreign countries and the European patent community. These patents expire over the course of the next 17 years.

RESEARCH AND DEVELOPMENT

  The Company emphasizes design and product innovation and has increased its expenditures for research and development in recent years. The Company has a reputation in the industry for its innovation in product design and low cost manufacturing. The Company's policy is to expense all research and development costs as incurred. Research and development costs were $2.1 million, $1.2 million and $1.6 million in 1997, 1996 and 1995, respectively. Research and development efforts include the development of proprietary, highly automated manufacturing equipment and tooling, much of which was developed by the employees who operate the equipment. The Company promotes a culture that encourages innovation by all employees, particularly those working on the factory floor.

ENVIRONMENTAL MATTERS

  The Company's operations are subject to various federal, state and local environmental laws and regulations related to air and water quality, underground storage tanks and waste handling and disposal. The substances and compounds generated and handled in the Company's operations that fall within these laws and regulations result from the Company's painting, insulating, undercoating and branch service operations. As a result, the Company incurs ongoing costs to comply with environmental laws and regulations as well as recognizes liabilities for treatment and remediation costs associated with known environmental issues.

EMPLOYEES

  As of December 31, 1997, the Company had 5,093 employees (including 773 temporary employees). Approximately 11% of the Company's employees, all of whom work at facilities acquired in the Fruehauf Acquisition, are represented by labor unions. Since the Fruehauf Acquisition, the Company has not entered into any new collective bargaining agreements. The Company places a heavy emphasis on employees relations through educational programs and quality control teams. The Company believes its employee relations are good.

                                  MANAGEMENT

  The following are the directors, executive officers and key employees of the
Company:

                NAME              AGE                  POSITION
                ----              ---                  --------
   Donald J. Ehrlich.............  60 President, Chief Executive Officer and
                                      Chairman of the Board(1)
   Dean A. Cervenka..............  40 Vice President--Sales
   Richard E. Dessimoz...........  50 Vice President and Chief Executive Officer
                                      of Wabash National Finance Corporation
                                      and Director
   Charles R. Ehrlich............  53 Vice President--Manufacturing
   Rodney P. Ehrlich.............  51 Vice President--Engineering
   Charles E. Fish...............  44 Vice President--Human Relations
   Lawrence J. Gross.............  43 Vice President--Marketing
   Mark R. Holden................  38 Vice President--Chief Financial Officer
                                      and Director(1)
   Connie L. Koleszar............  39 Director of Investor Relations
   Wilfred E. Lewallen...........  53 Vice President--Industrial Engineering
   Derek L. Nagle................  47 President--Fruehauf Trailer Services, Inc.
   Stanley E. Sutton.............  48 Vice President--Purchasing
   John T. Hackett...............  65 Director(1)(2)(3)
   E. Hunter Harrison............  53 Director(2)
   Ludvik F. Koci................  61 Director(3)

--------
(1) Member of the Executive Committee of the Board of Directors.
(2) Member of the Audit Committee of the Board of Directors.
(3) Member of the Compensation Committee of the Board of Directors.

  Donald J. Ehrlich. Mr. Donald J. Ehrlich has been President, Chief Executive Officer and Director of the Company since its founding. In May, 1995, Mr. Ehrlich was elected Chairman of the Board. He also serves as a director of Danaher Corporation.

  Dean A. Cervenka. Mr. Cervenka has been Vice President--Sales since January, 1997. Previously, Mr. Cervenka had been a Regional Sales Director for the Company. Prior to his employment by the Company in April, 1996, he was employed by Caterpillar, Inc. in various engineering and marketing positions.

  Richard E. Dessimoz. Mr. Dessimoz has been Vice President and Chief Executive Officer of Wabash National Finance Corporation since its inception in December, 1991 and a Director of the Corporation since December, 1995. Prior to his employment by the Company, he was employed since 1989 by Premier Equipment Leasing Company as Chief Executive Officer and co-owner, and he was employed from 1985 to 1989 by Evans Transportation Company (a major lessor of railcars and truck trailers) as Chief Operating Officer.

  Charles R. Ehrlich. Mr. Charles Ehrlich has been Vice President-- Manufacturing of the Company and has been in charge of the Company's manufacturing operations since the Company's founding.

  Rodney P. Ehrlich. Mr. Rodney Ehrlich has been Vice President--Engineering of the Company and has been in charge of the Company's engineering operations since the Company's founding.

  Charles E. Fish. Mr. Fish is Vice President--Human Relations of the Company and has been in charge of the Company's human relations operations since the Company's founding.

  Lawrence J. Gross. Mr. Gross has been Vice President--Marketing of the Company since December, 1994. Previously he had been President of the Company's RoadRailer division since joining the Company in July, 1991. Prior to his employment by the Company, he was employed since 1985 by Chamberlain of Connecticut, Inc., a licensor of bimodal technology, as Vice President-- Marketing until 1990 and as President until he began his employment with the Company.

  Mark R. Holden. Mr. Holden has been Vice President--Chief Financial Officer and Director of the Company since May, 1995. Previously, Mr. Holden had been Vice President--Controller of the Company. Prior to his employment by the Company in December, 1992, he was employed by Arthur Andersen LLP since 1981.

  Connie L. Koleszar. Ms. Koleszar has been Director of Investor Relations since the Company's initial public offering in 1991 and has been employed by the Company in various administrative capacities since its founding.

  Wilfred E. Lewallen. Mr. Lewallen is Vice President--Industrial Engineering of the Company and has been in charge of the Company's industrial engineering operations since the Company's founding.

  Derek L. Nagle. Mr. Nagle has been President of Fruehauf Trailer Services, Inc. since the Company's acquisition of certain Fruehauf assets in April, 1997. Prior to his employment by the Company, he was employed since 1970 at Fruehauf Trailer Corporation, as Senior Vice President of North American Sales & Distribution from 1993 through 1995, as Executive Vice President of North American Operations until 1996. In September, 1996, he was appointed President of Fruehauf following the resignation of the previous CEO and CFO of Fruehauf. Fruehauf filed under Chapter 11 of the Federal Bankruptcy Code in October, 1996.

  Stanley E. Sutton. Mr. Sutton has been Vice President--Purchasing of the Company since joining the Company in May, 1992. Prior to his employment by the Company, he was employed since 1973 by Pines Trailer Limited Partnership as Vice President--Manufacturing Operations.

  John T. Hackett. Mr. Hackett is Managing General Partner of CID Equity Partners, L.P., a private investment partnership. Mr. Hackett was Vice President--Finance and Administration of Indiana University from 1988 to 1991 and Executive Vice President, Chief Financial Officer and director of Cummins Engine Company from 1964 to 1988. Mr. Hackett is also a director of Irwin Financial Corporation, Meridian Mutual Insurance Corporation and Ball Corporation.

  E. Hunter Harrison. Mr. Harrison was named Executive Vice President and Chief Operating Officer of Canadian National Railway Co. in March 1998. Prior to that, Mr. Harrison was President and Chief Executive Officer of Illinois Central Railroad in Chicago, Illinois since February 1993. He previously served as Senior Vice President of Operations since July 1992. Mr. Harrison also serves on the Board Of Directors of Belt Railway Co. in Chicago, Illinois; Terminal Railway in St. Louis, Missouri; TTX Co. in Chicago, Illinois; and the Association of American Railroads.

  Ludvik F. Koci. Mr. Koci is Vice Chairman of Detroit Diesel Corporation in Detroit, Michigan. He previously served as President and prior to that as Executive Vice President of Detroit Diesel since its organization in 1987. Mr. Koci also serves on the Executive Committee of the GMI President's Council, Board of Directors of Detroit Diesel Corporation and the Trucking Research Institute.

  All directors are elected for a term of one year at each annual meeting. Officers are elected for a term of one year and serve at the discretion of the Board of Directors.

  Donald J. Ehrlich, President, Chief Executive Officer and Chairman, and Charles R. Ehrlich and Rodney P. Ehrlich, executive officers of the Company, are brothers. Dean A. Cervenka and Connie L. Koleszar, executive officers of the Company, are brother and sister.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information as of March 27, 1998 with respect to the beneficial ownership of the Corporation's Common Stock by each person who is known to own beneficially more than 5% of the outstanding shares of Common Stock, each person currently serving as a director, the Chief Executive Officer, each of the other four most highly compensated executive officers in 1997, and all directors and executive officers as a group:

                                                  SHARES OF COMMON STOCK
                                                BENEFICIALLY OWNED BEFORE
                                                     THE OFFERINGS(1)
                                                --------------------------------
DIRECTORS, OFFICERS AND PRINCIPAL STOCKHOLDERS     NUMBER          PERCENTAGE
----------------------------------------------  --------------    --------------
The Crabbe Huson Group, Inc...................       2,288,500(2)         11.5%
 121 SW Morrison
 Suite 1400
 Portland, OR 97204
J.P. Morgan & Co., Incorporated ..............       1,341,300             6.7%
 60 Wall Street
 New York, NY 10260
State of Wisconsin Investment Board...........       1,025,000             5.1%
 P. O. Box 7842
 Madison, WI 53707
Donald J. Ehrlich.............................         454,352(3)          2.3%
Richard E. Dessimoz...........................          27,840(4)            *
Rodney P. Ehrlich.............................          36,890(5)            *
Lawrence J. Gross.............................          27,390(4)            *
Mark R. Holden................................          18,240(5)            *
John T. Hackett...............................          13,300(6)            *
E. Hunter Harrison............................          12,000(6)            *
Ludvik F. Koci................................          13,000(6)            *
All executive officers and directors as a
 group (14 persons)...........................         702,582             3.5%

--------
* Less than one percent.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of February 28, 1998 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated otherwise, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
(2) The Crabbe Huson Group, Inc. shares voting and investment power with approximately 42 of its clients and disclaims beneficial ownership of all of the shares.
(3) Includes currently exercisable options to purchase 140,640 shares of Common Stock.
(4) Includes currently exercisable options to purchase 24,840 shares of Common Stock.
(5) Includes currently exercisable options to purchase 18,240 shares of Common Stock.
(6) Includes currently exercisable options to purchase 12,000 shares of Common Stock.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement"), among the Company and each of the underwriters named below (the "U.S. Underwriters"), and concurrently with the sale of 600,000 shares of Common Stock to the International Managers (as defined below), the Company has agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Company the number of shares of Common Stock set forth opposite its name below.

        U.S. UNDERWRITER                                        NUMBER OF SHARES
        ----------------                                        ----------------
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated...........................................
   BT Alex. Brown Incorporated.................................
   Robert W. Baird & Co. Incorporated..........................
   Morgan Keegan & Company, Inc................................
                                                                   ---------
        Total..................................................    2,400,000
                                                                   =========

  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), BT Alex. Brown Incorporated, Robert W. Baird & Co. Incorporated and Morgan Keegan & Company, Inc. are acting as representatives (the "U.S. Representatives") for the U.S. Underwriters.

  The Company has also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with certain underwriters outside the United States and Canada (collectively, the "International Managers," and together with the U.S. Underwriters, the "Underwriters"), for whom Merrill Lynch International, BT Alex. Brown International, division of Bankers Trust International PLC, Robert
W. Baird & Co. Incorporated and Morgan Keegan & Company, Inc. are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 2,400,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company has agreed to sell to the International Managers, and the International Managers have severally agreed to purchase from the Company an aggregate of 600,000 shares of Common Stock. The public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of the Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances involving a default by an Underwriter, the commitments of non-defaulting U.S. Underwriters or International Managers (as the case may be) may be increased or the U.S. Purchase Agreement or the International Purchase Agreement (as the case may be) may be terminated. The sale of Common Stock to the U.S. Underwriters is conditioned upon the sale of Common Stock to the International Managers and vice versa.

  The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. The Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $    per share. The
U.S. Underwriters may allow, and such dealers may reallow, a discount not in
excess of $    per share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company has granted to the U.S. Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 360,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriters' initial amount reflected in the foregoing table. If purchased, the Underwriters will offer such additional shares of Common Stock on the same
terms as those on which the     shares are being offered.

  The Company, certain executive officers and Fruehauf have, subject to certain exceptions, agreed not to, directly or indirectly, offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Merrill Lynch for a period of 90 days from the date of this Prospectus, except that the Company may, without such consent, issue shares of Common Stock upon the exercise or conversion of any outstanding options, rights, warrants or other convertible securities, or issue shares of Common Stock or grant options to purchase shares of Common Stock pursuant to the Company's existing employee benefits plans, director stock plan, or dividend reinvestment plan.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments initially the Underwriters may be required to make in respect thereof.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Hogan & Hartson L.L.P., Baltimore, Maryland. Certain legal matters will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

  The audited consolidated financial statements included in this Prospectus and included elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York (Seven World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's Web site is http: www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange and reports and other information concerning the registrant can be inspected at such exchange.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended with respect to the Common Stock. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference and made a part hereof: the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the description of the Company's Common Stock, Series B 6% Cumulative Convertible Exchangeable Preferred Stock and Preferred Stock Purchase Rights set forth in the Company's Registration Statements on Form 8-A filed under the Exchange Act including all amendments and reports filed for the purpose of updating such descriptions. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Copies of all documents incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents) will be provided without charge to each person who receives a copy of this Prospectus, upon request of such person, directed to Connie L. Koleszar, Wabash National Corporation, Investor Relations, 1000 Sagamore Parkway South, Lafayette, Indiana 47905 (telephone (765) 448-1591).

                [Alternative Page for International Prospectus]


                                 UNDERWRITING

  Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement"), among the Company and each of the underwriters named below (the "International Managers"), and concurrently with the sale of 2,400,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company has agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase from the Company the number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
     INTERNATIONAL UNDERWRITER                                          SHARES
     -------------------------                                         ---------
Merrill Lynch International..........................................
BT Alex. Brown International, division of Bankers Trust International
 PLC.................................................................
Robert W. Baird & Co. Incorporated...................................
Morgan Keegan & Company, Inc.........................................
                                                                        -------
      Total..........................................................   600,000
                                                                        =======

  Merrill Lynch International, BT Alex. Brown International, division of Bankers Trust International PLC, Robert W. Baird & Co. Incorporated and Morgan Keegan & Company, Inc. are acting as representatives (the "International Representatives") of the International Managers.

  The Company has also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with certain underwriters in the United States and Canada (collectively, the "U.S. Underwriters," and together with the International Managers, the "Underwriters"), for whom Merrill Lynch, Pierce Fenner & Smith Incorporated, BT Alex. Brown Incorporated, Robert W. Baird & Co. Incorporated and Morgan Keegan & Company, Inc. are acting as representatives (the "U.S. Representatives" and, together with the International Representatives, the "Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 600,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase from the Company an aggregate of 2,400,000 shares of Common Stock. The public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

  In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of the Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances involving a default by an Underwriter, the commitments of non-defaulting International Managers

                [Alternative Page for International Prospectus]

or the U.S. Underwriters (as the case may be) may be increased or the International Purchase Agreement or the U.S. Purchase Agreement (as the case may be) may be terminated. The sale of Common Stock to the International Managers is conditioned upon the sale of Common Stock to the U.S. Underwriters and vice versa.

  The International Underwriters and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. The Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States or Canadian persons or to persons they believe intend to resell to persons who are United States or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to non-United States persons or to non-Canadian persons or to persons they believe intend to resell to non-United States persons or non-Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  The International Representatives have advised the Company that the International Managers propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price less a concession not
in excess of $    per share. The International Managers may allow, and such
dealers may reallow, a discount not in excess of $    per share to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  Each International Manager has agreed that; (i) it has not offered or sold, and will not for a period of six months following consummation of the Offerings offer or sell, in the United Kingdom by means of any document, any shares of Common Stock offered hereby, other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public within the meaning of the Public Offers to Securities Regulations of 1995;
(ii) it has complied with and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

  The Company has granted to the International Managers an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 90,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any, made on the sale of Common Stock offered hereby. To the extent that the International Managers exercise this option, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 600,000 shares are being offered.

  Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.

  The Company, certain executive officers and Fruehauf Trailer Corporation have, subject to certain exceptions, agreed not to, directly or indirectly, offer, pledge, sell, contract to sell or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for common Stock without the prior written consent of Merrill Lynch for a period of 90 days from the date of this Prospectus,

                [Alternative Page for International Prospectus]

except that the Company may, without such consent, issue shares of Common Stock upon the exercise or conversion of any outstanding options, rights, warrants or other convertible securities, or issue shares of Common Stock or grant options to purchase shares of Common Stock pursuant to the Company's existing employee benefits plans, director stock plan, or dividend reinvestment plan.

  In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances involving a default by an Underwriter, the commitments of non-defaulting International Underwriters or U.S. Underwriters (as the case may be) may be increased or the International Purchase Agreement or the U.S. Purchase Agreement (as the case may be) may be terminated. The sale of Common Stock to the International Managers is conditioned upon the sale of Common Stock to the U.S. Underwriters and vice versa.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments initially the Underwriters may be required to make in respect thereof.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                [Alternative Page for International Prospectus]

                UNITED STATES TAXATION OF FOREIGN SHAREHOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock that may be relevant to Non-United States Holders of such Common Stock. For purposes of this discussion, a "Non-United States Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust as such terms are defined in
Section 7701 of the United States Internal Revenue Code of 1986, as amended (the "Code"). In general, a "Non-United States Holder" is any holder of Common Stock that is not (i) a citizen or resident alien individual of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions. Resident alien individuals will be subject to United States federal income taxation with respect to the Common Stock in the same manner as if they were United States citizens.

  The following discussion does not deal with all aspects of United States federal income and estate taxation and does not consider specific facts and circumstances that may be relevant to a particular Non-United States Holder in light of such holder's personal investment or tax position. Furthermore, the discussion does not address tax consequences that may be relevant to certain Non-United States Holders subject to special treatment under the United States federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers. The discussion does not discuss any aspects of non-United States or United States state and local tax consequences that may be relevant to Non-United States Holders. Finally, the discussion is based on the current provisions of the Code, the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the foregoing, all as in effect on the date of this Prospectus and all of which are subject to change, possibly with retroactive effect.

  PROSPECTIVE NON-UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC UNITED STATES FEDERAL, STATE AND LOCAL AND NON-UNITED STATES INCOME, ESTATE AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK (INCLUDING SUCH HOLDER'S STATUS AS A NON-UNITED STATES HOLDER).

DIVIDENDS

  Dividends paid by the Company to a Non-United States Holder will generally be subject to United States federal income tax withholding at the rate of 30 percent of the gross amount of the dividends, or at such lower rate as may be specified by an applicable United States income tax treaty. Under the United States Treasury Regulations currently in effect and published Revenue Rulings, dividends paid to an address in a foreign country generally are presumed to be paid to a resident of such country (unless the payor has actual knowledge to the contrary) for purposes of both applying the withholding tax and determining the applicability of a reduced treaty rate of withholding, if any. Under newly issued United States Treasury Regulations, which, pursuant to an Internal Revenue Service notice dated March 30, 1998 will become effective for payments made after December 31, 1999, however, a Non-United States Holder who wishes to claim the benefit of an applicable reduced treaty rate of withholding will be required to satisfy certain certification and other requirements, including the requirement generally to file a properly completed IRS Form W-8 with the Company, the paying agent or such other entity as may be required to withhold tax. The new Treasury Regulations also provide special rules for dividends paid to foreign intermediaries, United States or foreign wholly-owned entities that are disregarded as entities separate from their owners for United States federal income tax purposes, and flow-through entities or arrangements that are treated as fiscally transparent for United States federal income tax purposes or under the laws of an applicable income tax treaty jurisdiction or both. For example, in the case of Common Stock held by

              [Alternative Page for International Prospectus]


a foreign partnership, the certification requirement will be applied to the partners of the partnership, rather than the partnership itself, although the partnership will also be required to provide certain information, and a look-through rule is provided for tiered partnership structures.

  A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld from the payment of dividends on the Common Stock by filing an appropriate claim for refund with the United States Internal Revenue Service (the "IRS"). To the extent that a distribution with respect to the Common Stock represents a return of basis for United States federal income tax purposes, a Non-United States Holder may apply for a refund of any amounts withheld from the payment of dividends on the Common Stock with respect to such return of basis by filing an appropriate claim for refund with the IRS.

  Dividends received by a Non-United States Holder that are effectively connected with the conduct by the Non-United States Holder of a trade or business within the United States (or, if certain income tax treaties apply, that are attributable to a permanent establishment maintained by such Non-United States Holder in the United States) are exempt from United States federal income tax withholding, provided that such Non-United States Holder files with the Company, its paying agent or such other entity as may be required to withhold tax, a properly completed IRS Form 4224 (or, in the case of an applicable tax treaty, IRS Form 1001), or, after the newly issued United States Treasury Regulations become effective on January 1, 2000, a properly completed IRS Form W-8. In general, a Non-United States Holder will not be considered to be engaged in a trade or business within the United States solely as a result of ownership of Common Stock. If the dividends are effectively connected with a United States trade or business (or are attributable to a United States permanent establishment), the dividends will be subject to United States federal income tax (on a net income basis) at the same graduated rates applicable to United States persons. In the case of a Non-United States Holder that is a corporation, such effectively connected dividends may also be subject to the branch profits tax (which is generally imposed at a 30 percent rate (or a lower applicable treaty rate) on effectively connected earnings and profits deemed to be repatriated to a non-U.S. jurisdiction).

DISPOSITION OF COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax (and no tax generally will be withheld) on any gain realized upon the sale or other disposition of Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder (or, if certain income tax treaties apply, such gain is attributable to a permanent establishment maintained by such Non-United States Holder in the United States), (ii) the gain is not described in clause
(i) above and the Non-United States Holder is a non-resident alien individual who holds the Common Stock as a capital asset and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year (or taxable year if one has been established) in which such disposition occurs, and either (a) such individual's "tax home," within the meaning of Section 911(d)(3) of the Code, is in the United States or (b) the gain is attributable to an office or other fixed place of business in the United States, (iii) the Non-United States Holder is an individual who is a former citizen or long-term resident alien of the United States and who is subject to tax pursuant to the provisions of the United States federal income tax laws applicable to certain United States expatriates, or (iv) the Company is, or has been at any time during the five-year period preceding the disposition (or such shorter period during which such Non-United States Holder has owned such Common Stock), a "United States real property holding corporation" for United States federal income tax purposes and, so long as the Common Stock continues to be "regularly traded on an established securities market" for tax purposes, the Non-United States Holder disposing of the Common Stock directly or indirectly owned more than five percent in value of the Common Stock at any time during such five-year (or shorter) period.

  A corporation is generally a "United States real property holding corporation" if the fair market value of its United States real property interests equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business both within and outside the United States. The Company believes it is not currently, and does not expect that it will become, a United States real property holding corporation for United States federal income tax purposes. There can be no assurance, however, that the Company will not become, or be determined to be, such a corporation.

                 [Alternative Page for International Prospectus]

outside the United States. The Company believes it is not currently, and does not expect that it will become, a United States real property holding corporation for United States federal income tax purposes. There can be no assurance, however, that the Company will not become, or be determined to be, such a corporation.

  Gain that is effectively connected with the conduct of a trade or business by a Non-United States Holder within the United States (or that is attributable to a United States permanent establishment maintained by such Non-United States Holder in the United States) will be subject to United States federal income tax (on a net income basis) at the same graduated rates applicable to United States persons, but will not be subject to withholding. In the case of a Non-United States Holder that is a corporation, such gain may also be subject to the branch profits tax. An individual Non-United States Holder that is described under clause (ii) above will be subject to a flat 30 percent tax on the gain derived from the sale, which gain may be offset by certain U.S.-source capital losses (notwithstanding the fact that such individual is not considered to be a resident of the United States for United States federal income tax purposes).

BACKUP WITHHOLDING AND INFORMATION REPORTING

  The Company must report annually to the IRS and to each Non-United States Holder the amount of dividends paid, and the tax withheld, with respect to shares of Common Stock held by such holder. These information reporting requirements apply regardless of whether the withholding tax was reduced or eliminated by an applicable tax treaty. This information may also be made available (under the provisions of an applicable income tax treaty or other international agreement) to the tax authorities of the country in which the Non-United States Holder resides. United States federal income tax backup withholding (imposed at a rate of 31 percent on dividends paid to certain holders who fail to provide in the required manner certain identifying information, such as the holder's name, address and taxpayer identification number, or under certain other circumstances) generally does not apply to dividends that are subject to United States federal income tax withholding at the 30 percent statutory rate or at a reduced tax treaty rate, dividends that are effectively connected with a United States trade or business of the Non-United States Holder, or dividends paid to a Non-United States Holder at an address outside the United States or otherwise to a Non-United States Holder who is an "exempt recipient" (such as a corporation). Under the newly issued United States Treasury Regulations, certain Non-United States Holders who are not currently subject to backup withholding on dividend payments will have to certify as to their non-United States status to avoid backup withholding on dividends paid after December 31, 1999.

  If a Non-United States Holder sells or otherwise disposes of shares of Common Stock to or through a United States office of a broker, the broker is required to file an information return and is required to apply backup withholding at the rate of 31 percent unless the Non-United States Holder has provided the broker with a certification, under penalties of perjury, as to its non-United States status or has otherwise established its entitlement to an exemption from backup withholding. If payment of the proceeds from the sale or other disposition of Common Stock by a Non-United States Holder is made to or through an office of a broker outside the United States, the broker generally will not be required to apply backup withholding or to file information returns, except as provided below. Under the Treasury Regulations currently in effect, information reporting (but not backup withholding) is required with respect to the payment of proceeds from the sale or other disposition of Common Stock to or through a foreign office of a broker that is
(a) a United States person, (b) a controlled foreign corporation for United States federal income tax purposes, or (c) a foreign person 50 percent or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment (or for the part of that period that the broker has been in existence) is effectively connected with the conduct of a trade or business in the United States, unless that broker has documentary evidence in its files that the payee is not a United States person (and the broker has no actual knowledge to the contrary) and certain other conditions are met, or the payee has otherwise established its entitlement to an exemption. The newly issued United States Treasury Regulations, which will become effective for payments made after December 31, 1999, expand the categories of brokers that will be required to comply with the information reporting requirements with respect to the payment of proceeds from the sale or other disposition of Common Stock effected at an office outside the United States. As a result, information reporting may apply to certain payments

               [Alternative Page for International Prospectus]


of proceeds from the sale or other disposition of Common Stock made after December 31, 1999 by or through foreign offices of brokers that were previously exempt. Under the new Treasury Regulations, however, backup withholding will not be required with respect to the payment of proceeds from the sale or other disposition of Common Stock effected at a foreign office of a broker unless the broker has actual knowledge that the payee is a United States person.

  Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against a Non-United States Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

  As previously noted above, the procedures for United States federal income tax withholding on dividend payments and some of the associated backup withholding and information reporting rules are the subject of new United States Treasury Regulations, which were issued on October 6, 1997, and become effective for payments made after December 31, 1999, subject to certain transition rules. These new Treasury Regulations modify the procedures for establishing an exemption from or a reduced rate of withholding tax as described above, as well as the certification procedures and forms for purposes of backup withholding and information reporting, and also clarify and modify reliance standards. Prospective Non-United States Holders should consult their own tax advisors concerning these new Treasury Regulations and the effect of such Treasury Regulations on their ownership of Common Stock.

ESTATE TAX

  Common Stock owned, or treated as owned, by an individual who is neither a citizen nor a resident (as specially defined for United States federal estate tax purposes) of the United States at the time of such individual's death, or Common Stock of which the individual made certain in lifetime transfers, will be included in such individual's gross estate for United States federal estate tax purposes and thus will be subject to United States federal estate tax, subject to certain credits, at graduated rates of up to 55 percent, unless an applicable estate tax treaty provides otherwise.

               [Alternative Page for International Prospectus]

                                 LEGAL MATTERS

  Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Hogan & Hartson L.L.P., Baltimore, Maryland. Certain legal matters will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

  The audited consolidated financial statements included in this Prospectus and included elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York (Seven World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's Web site is http: www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange and reports and other information concerning the registrant can be inspected at such exchange.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended with respect to the Common Stock. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference and made a part hereof: the Company's Annual Report on Form 10-K for the year ended December 31, 1997, Form 8-K filed on April 14, 1998 and the description of the Company's Common Stock, Series B 6% Cumulative Convertible Exchangeable Preferred Stock and Preferred Stock Purchase Rights set forth in the Company's Registration Statements on Form 8-A filed under the Exchange Act including all amendments and reports filed for the purpose of updating such descriptions. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Copies of all documents incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents) will be provided without charge to each person who receives a copy of this Prospectus, upon request of such person, directed to Connie L. Koleszar, Wabash National Corporation, Investor Relations, 1000 Sagamore Parkway South, Lafayette, Indiana 47905 (telephone (765) 448-1591).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Public Accountants................................. F-2
Consolidated Balance Sheets as of December 31, 1997 and 1996............. F-3
Consolidated Statements of Income for the years ended December 31, 1997,
 1996 and 1995........................................................... F-4
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1997, 1996 and 1995........................................ F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1996 and 1995..................................................... F-6
Notes to Consolidated Financial Statements............................... F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
 Wabash National Corporation:

  We have audited the accompanying consolidated balance sheets of Wabash National Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wabash National Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP
Indianapolis, Indiana
January 19, 1998

                  WABASH NATIONAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                              DECEMBER 31,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                          ASSETS
Current Assets:
  Cash and cash equivalents................................ $ 14,647  $  5,514
  Accounts receivable, net.................................  161,249    71,166
  Current portion of finance contracts.....................    7,697     6,128
  Inventories..............................................  211,359   140,015
  Prepaid expenses and other...............................   12,962    13,087
                                                            --------  --------
    Total current assets...................................  407,914   235,910
                                                            --------  --------
Property, Plant and Equipment, net.........................  108,798    81,782
                                                            --------  --------
Equipment Leased to Others, net............................   43,986    63,825
                                                            --------  --------
Finance Contracts, net of current portion..................   51,539    43,858
                                                            --------  --------
Other Assets...............................................   17,633    14,696
                                                            --------  --------
                                                            $629,870  $440,071
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current maturities of long-term debt..................... $  4,148  $  3,942
  Accounts payable.........................................   94,083    69,155
  Accrued liabilities......................................   29,471    14,101
                                                            --------  --------
    Total current liabilities..............................  127,702    87,198
                                                            --------  --------
Long-Term Debt, net of current maturities..................  231,880   151,307
                                                            --------  --------
Deferred Income Taxes......................................   26,440    22,879
                                                            --------  --------
Other Noncurrent Liabilities and Contingencies.............   17,332       319
                                                            --------  --------
Stockholders' Equity:
  Preferred stock..........................................        4       --
  Common stock, 19,954,874 and 18,910,923 shares issued and
   outstanding, respectively...............................      200       189
  Additional paid-in capital...............................  135,611    99,388
  Retained earnings........................................   91,980    80,070
  Treasury stock at cost, 59,600 common shares.............   (1,279)   (1,279)
                                                            --------  --------
    Total stockholders' equity.............................  226,516   178,368
                                                            --------  --------
                                                            $629,870  $440,071
                                                            ========  ========

   The accompanying notes are an integral part of these Consolidated Balance
                                    Sheets.

                  WABASH NATIONAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                              YEARS ENDED DECEMBER 31,
                                         -------------------------------------
                                            1997         1996         1995
                                         -----------  -----------  -----------
Net Sales............................... $   846,082  $   631,492  $   734,299
Cost of Sales...........................     778,620      602,629      677,503
                                         -----------  -----------  -----------
    Gross profit........................      67,462       28,863       56,796
General and Administrative Expenses.....      17,806        8,857        7,245
Selling Expenses........................       8,501        4,502        3,866
                                         -----------  -----------  -----------
    Income from operations..............      41,155       15,504       45,685
Other Income (Expense):
  Interest expense......................     (16,100)     (10,257)      (6,251)
  Other, net............................         735          788          875
                                         -----------  -----------  -----------
    Income before income taxes..........      25,790        6,035       40,309
Provision for Income Taxes..............      10,576        2,397       14,902
                                         -----------  -----------  -----------
    Net income.......................... $    15,214  $     3,638  $    25,407
Preferred Stock Dividends...............         742          --           --
                                         -----------  -----------  -----------
Net Income Available to Common
 Stockholders........................... $    14,472  $     3,638  $    25,407
                                         ===========  ===========  ===========
Common Stock Data:
    Average number of shares of common
     stock outstanding..................  19,586,000   18,912,000   18,948,000
    Basic earnings per common share..... $      0.74  $      0.19  $      1.34
                                         ===========  ===========  ===========
    Diluted earnings per common share... $      0.74  $      0.19  $      1.33
                                         ===========  ===========  ===========

 The accompanying notes are an integral part of these consolidated statements.

                  WABASH NATIONAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                          PREFERRED STOCK     COMMON STOCK     ADDITIONAL
                          ----------------- ------------------  PAID-IN   RETAINED  TREASURY
                           SHARES   AMOUNT    SHARES    AMOUNT  CAPITAL   EARNINGS   STOCK     TOTAL
                          --------- ------- ----------  ------ ---------- --------  --------  --------
Balances, December 31,
 1994...................        --   $  --  18,938,449   $189   $ 98,708  $ 55,284  $   --    $154,181
 Net Income for the
  year..................        --      --         --     --         --     25,407      --      25,407
 Cash dividends ($0.105
  per share)............        --      --         --     --         --     (1,990)     --      (1,990)
 Issuance of common
  stock under employee
  stock purchase plan...        --      --       3,379    --          88       --       --          88
 Exercise of stock
  options...............        --      --      21,000    --         450       --       --         450
 Purchase treasury
  stock.................        --      --     (19,600)   --         --        --      (505)      (505)
                          ---------  ------ ----------   ----   --------  --------  -------   --------
Balances, December 31,
 1995...................        --   $  --  18,943,228   $189   $ 99,246  $ 78,701  $  (505)  $177,631
 Net income for the
  year..................        --      --         --     --         --      3,638      --       3,638
 Cash dividends ($0.12
  per share)............        --      --         --     --         --     (2,269)     --      (2,269)
 Issuance of common
  stock under employee
  stock purchase plan...        --      --       4,995    --          92       --       --          92
 Exercise of stock
  options...............        --      --       2,700    --          50       --       --          50
 Purchase treasury
  stock.................        --      --     (40,000)   --         --        --      (774)      (774)
                          ---------  ------ ----------   ----   --------  --------  -------   --------
Balances, December 31,
 1996...................        --   $  --  18,910,923   $189   $ 99,388  $ 80,070  $(1,279)  $178,368
 Net income for the
  year..................        --      --         --     --         --     15,214      --      15,214
 Cash dividends ($0.13
  per share)............        --      --         --     --         --     (2,562)     --      (2,562)
 Preferred dividends....        --      --         --     --         --       (742)     --        (742)
 Issuance of common
  stock under:
  employee stock
   purchase plan........        --      --       3,551    --          97       --       --          97
  employee stock bonus
   plan.................        --      --      11,300    --         272       --       --         272
 Stock issued for
  acquisition:
  Common stock..........        --      --   1,000,000     10     17,740       --       --      17,750
  Preferred stock.......    352,000       4        --     --      17,596       --       --      17,600
 Exercise of stock
  options...............        --      --      29,100      1        518       --       --         519
                          ---------  ------ ----------   ----   --------  --------  -------   --------
Balances, December 31,
 1997...................    352,000  $    4 19,954,874   $200   $135,611  $ 91,980  $(1,279)  $226,516
                          =========  ====== ==========   ====   ========  ========  =======   ========

 The accompanying notes are an integral part of these consolidated statements.

                  WABASH NATIONAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                 YEARS ENDED DECEMBER 31,
                                               -------------------------------
                                                 1997       1996       1995
                                               ---------  ---------  ---------
Cash Flows from Operating Activities:
  Net income.................................. $  15,214  $   3,638  $  25,407
Adjustments to reconcile net income to net
 cash provided by operating activities--
   Depreciation and amortization..............    16,623     15,289     11,504
   Bad debt provision.........................       693        186        616
   Deferred income taxes......................     5,463      2,317      4,541
   Change in operating assets and liabilities,
    excluding effects of the acquisition--
    Accounts receivable.......................   (76,821)     6,183     (3,313)
    Inventories...............................   (51,181)    (7,919)   (57,712)
    Prepaid expenses and other................     2,293     (3,661)    (4,370)
    Accounts payable..........................    24,928    (19,335)     3,900
    Accrued liabilities.......................     6,218        757     (1,667)
    Other assets..............................     4,757     (3,421)    (2,566)
                                               ---------  ---------  ---------
      Net cash used in operating activities...   (51,813)    (5,966)   (23,660)
                                               ---------  ---------  ---------
Cash Flows from Investing Activities:
  Capital expenditures........................   (20,168)   (11,211)   (37,898)
  Proceeds from sale and leaseback of
   property, plant, and equipment.............    10,052        --         --
  Investment in equipment leased to others....   (38,137)   (41,275)   (19,076)
  Proceeds from sale of leased equipment and
   finance contracts..........................    73,524     17,706      9,149
  Investment in finance contracts.............   (25,561)   (24,940)  (20, 512)
  Principal payments on finance contracts.....     5,403      4,844      3,279
  Payments for RoadRailer technology..........    (1,464)    (2,008)      (275)
  Investment in unconsolidated affiliate......    (6,230)       --         --
  Payment for purchase of Fruehauf, net of
   cash acquired (Note 5).....................   (15,129)       --         --
  Other.......................................       121        172        (39)
                                               ---------  ---------  ---------
      Net cash used in investing activities...   (17,589)   (56,712)   (65,372)
                                               ---------  ---------  ---------
Cash Flows from Financing Activities:
  Principal payments on long-term debt........   (14,855)   (24,365)    (9,895)
  Proceeds from issuance of long-term debt....    35,635    143,361     10,000
  Borrowings under long-term revolver.........   418,599    398,100    311,420
  Payments under long-term revolver...........  (358,600)  (448,100)  (258,189)
  Proceeds from issuance of common stock, net
   of expenses................................       888        142        538
  Payment of cash dividends...................    (2,431)    (2,269)    (1,895)
  Payment of preferred dividends..............      (701)       --         --
  Purchase of treasury stock..................       --        (774)      (505)
                                               ---------  ---------  ---------
      Net cash provided by financing
       activities.............................    78,535     66,095     51,474
                                               ---------  ---------  ---------
Net Increase (Decrease) in Cash...............     9,133      3,417    (37,558)
Cash and Cash Equivalents at the Beginning of
 the Period...................................     5,514      2,097     39,655
                                               ---------  ---------  ---------
Cash and Cash Equivalents at the End of the
 Period....................................... $  14,647  $   5,514  $   2,097
                                               =========  =========  =========

 The accompanying notes are an integral part of these consolidated statements.

                 WABASH NATIONAL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE BUSINESS

  Wabash National Corporation (the Company) designs, manufactures and markets standard and customized truck trailers under the Wabash National and Fruehauf trademarks. The Company is the leading manufacturer of composite trailers, aluminum plate trailers and bimodal vehicles through its RoadRailer products. The Company produces and sells aftermarket parts through its division, Wabash National Parts, and its wholly-owned subsidiary, Fruehauf Trailer Services, Inc. (FTSI). In addition to its aftermarket parts sales and service revenues, FTSI distributes new and used trailers. The Company's other wholly-owned subsidiaries include Wabash National Finance Corporation (the Finance Company) and Continental Transit Corporation (Continental). The Finance Company provides leasing and financing programs to its customers for new and used trailers. Continental provides transportation services for the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 a. Basis of Consolidation

  The consolidated financial statements reflect the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated affiliates in which the company exercises significant influence but not control are accounted for by the equity method and the Company's share of net income or loss of its affiliates is included in Other, net.

 b. Significant Estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in its consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

 c. Cash and Cash Equivalents

  Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less.

 d. Allowance for Doubtful Accounts

  Accounts receivable as shown in the accompanying Consolidated Balance Sheets are net of allowance for doubtful accounts of $1,487,000, $1,686,000 and $1,363,000 at December 31, 1997, 1996 and 1995, respectively.

 e. Inventories

  Inventories are priced at the lower of first-in, first-out (FIFO) cost or market. Inventory costs include raw material, labor and overhead costs for manufactured inventories. Used trailers are carried at the lower of their estimated net realizable value or cost. Inventories consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                                1997     1996
                                                              -------- --------
   Raw materials and components.............................. $ 75,629 $ 66,819
   Work in progress..........................................   16,892   16,344
   Finished goods............................................   68,164   27,608
   Aftermarket parts.........................................   25,386    5,826
   Used trailers.............................................   25,288   23,418
                                                              -------- --------
                                                              $211,359 $140,015
                                                              ======== ========

                 WABASH NATIONAL CORPORATION AND SUBSIDIARIES

 f. Property, Plant and Equipment

  Property, plant and equipment are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the depreciable assets. Estimated useful lives are 33 1/3 years for buildings and building improvements and range from 3 to 10 years for machinery and equipment. Maintenance and repairs are charged to expense as incurred. Property, plant and equipment consist of the following (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1997      1996
                                                             --------  --------
   Land..................................................... $ 17,828  $  5,154
   Buildings and improvements...............................   55,864    37,656
   Machinery and equipment..................................   66,685    60,852
   Construction in progress.................................      --      1,373
                                                             --------  --------
                                                              140,377   105,035
   Less--Accumulated depreciation...........................  (31,579)  (23,253)
                                                             --------  --------
                                                             $108,798  $ 81,782
                                                             ========  ========

 g. Fair Values of Financial Instruments

  Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information for certain financial instruments. The differences between the carrying amounts and the estimated fair values, using the methods and assumptions listed below, of the Company's financial instruments at December 31, 1997 and 1996 were immaterial.

  Cash and Cash Equivalents, Trade Receivables and Trade Payables. The carrying amounts reported in the Consolidated Balance Sheets approximate fair value.

  Long-Term Debt. The fair value of long-term debt, including current portion, is estimated based on quoted market prices for similar issues or on the current rates offered to the Company for debt of the same maturities. The interest rates on the Company's bank borrowings under its long-term revolving credit agreement are adjusted regularly to reflect current market rates. The carrying values of the Company's long-term borrowings also approximate fair value.

  Forward Contracts. The Company enters into foreign currency forward contracts (principally against the German deutschemark and the French franc) to hedge the net receivable/payable position arising from trade sales (including lease revenues) and purchases primarily with regard to the Company's European RoadRailer operations. Gains and losses related to qualifying hedges are deferred and included in the measurement of the related transaction, when the hedged transaction occurs. The Company does not hold or issue derivative financial instruments for speculative purposes. The fair values of foreign currency contracts (used for hedging purposes) are estimated by obtaining quotes from brokers. Foreign currency contracts to receive approximately $14.0 million and $8.7 million at December 31, 1997, and 1996, respectively, approximates fair market value at those dates.

 h. Revenue Recognition

  Revenues and costs are recognized as the related products and services are accepted by the customer except in the case of direct finance or operating leases. Revenues from direct finance leases are recognized over the term of the lease at a constant rate of return. Revenues from operating leases are recognized over the term of the lease on a straight-line basis in an amount equal to the invoiced rentals.

                 WABASH NATIONAL CORPORATION AND SUBSIDIARIES

 i. Income Taxes

  The Company recognizes income taxes under the liability method of accounting for income taxes. The liability method measures the expected tax impact of future taxable income or deductions resulting from differences in the tax and financial reporting bases of assets and liabilities reflected in the Consolidated Balance Sheets.

 j. Research and Development

  Research and development expenses are charged to earnings as incurred, and approximated $2,090,000, $1,206,000 and $1,567,000 in 1997, 1996 and 1995,
respectively.

 k. Reclassifications

  Certain items previously reported in specific consolidated financial statement captions have been reclassified to conform with the 1997 presentation.

 l. New Accounting Pronouncements

  The Company currently accounts for its employee stock option plans using APB Opinion No. 25, Accounting for Stock Issued to Employees, which results in no charge to earnings when issued at fair market value. In 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting
(SFAS) No. 123, Accounting for Stock-Based Compensation, which considers the stock options as compensation expense to the Company based on their estimated fair value at date of grant. Under this new standard, the Company has the option of accounting for employee stock option plans as it currently does, or it may use the new method. The Company intends to continue to use the existing method, but has adopted the disclosure requirements of SFAS 123 within Note 7) Stockholders' Equity.

  In February 1997, the FASB issued SFAS No. 128 "Earnings Per Share." The new Standard simplifies the computation of earnings per share (EPS), and requires the presentation of two new amounts, basic and diluted earnings per share. During 1997, the Company adopted SFAS 128 and restated its computation of EPS for the periods 1997, 1996 and 1995. The conversion of the Series B Preferred Stock would have been anti-dilutive and, therefore, was not considered in the computation of diluted EPS. The adoption of this new Standard resulted in an immaterial difference in its computation of basic and dilutive EPS.

  In addition, in June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement is effective for fiscal periods beginning after December 15, 1997 with early adoption permitted. The Company is evaluating the effect this Statement will have on its financial reporting and disclosures; however, the Statement will have no effect on the Company's results of operations, financial position, capital resources or liquidity.

 m. Business and Credit Concentrations

  On November 4, 1997, the Company purchased a 25.1% equity interest in Europaische Trailerzug Beteiligungsgessellschaft mbH (ETZ). ETZ is the majority shareholder of Bayersriche Trailerzug Gesellschaft fur Bimodalen Guterverkehr mbH (BTZ), a European RoadRailer operation based in Munich, Germany. The Company paid approximately $6 million for its ownership interest in ETZ. All premium associated with this purchase is being amortized over a ten-year period. In addition, the Company recorded approximately $400,000 for its share of ETZ's losses since the date of the Company's investment and such losses are recorded in Other, net in the Consolidated Statements of Income.

                 WABASH NATIONAL CORPORATION AND SUBSIDIARIES

  As of December 31, 1997, the Finance Company had approximately $20 million recorded as Equipment Leased to Others consisting of RoadRailer equipment specifically related to current or future operating lease arrangements with BTZ. In addition, as of December 31, 1997, the Company is contingently liable for up to four years as a guarantor of certain commitments to two separate entities related to 1996 RoadRailer equipment sales to BTZ. These commitments consist of standby letters of credit ($7.6 million) and a separate letter of guarantee ($4 million). The contract amount of these letters of credit approximate their fair value.

3. ACQUISITION

  On April 16, 1997, the Company acquired substantially all of the remaining assets of Fruehauf Trailer Corporation (Fruehauf), a manufacturer and marketer of truck trailers and related parts. The purchase included assets consisting of the Fruehauf and Pro Par(R) names, all patents and trademarks, retail outlets in 31 major metropolitan markets, the aftermarket parts distribution business based in Grove City, Ohio, a specialty trailer manufacturing plant in Huntsville, Tennessee and a van manufacturing plant in Ft. Madison, Iowa.

  For financial statement purposes the acquisition was accounted for as a purchase and accordingly, Fruehauf's results are included in the consolidated financial statements since the date of acquisition. The retail outlets operate under the name of Fruehauf Trailer Services, Inc., a wholly owned subsidiary of Wabash National Corporation. Aggregate consideration for this transaction was approximately $50.5 million consisting of $15.1 million in cash from credit facilities, $17.8 million in common stock and $17.6 million in preferred stock. The fair value of the assets acquired was approximately $63.5 million and approximately $13.0 million of liabilities were assumed in connection with this acquisition.

  The following table reflects unaudited pro forma combined results of operations of the Company and the acquired assets as if the acquisition had occurred January 1, 1997 and January 1, 1996.

                                                     YEARS ENDED DECEMBER 31,
                                                     ------------------------
                                                         1997         1996
                                                     ------------ ------------
                                                       (IN MILLIONS, EXCEPT
                                                        PER SHARE AMOUNTS)
                                                            (UNAUDITED)
   Net sales........................................ $      875.8 $      820.5
   Net income....................................... $       14.7 $       (0.9)
   Net income per common share...................... $       0.69 $      (0.10)

  In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 1996 or at the beginning of 1997 or of future operations of the combined companies under the ownership and management of the Company.

4. LEASING AND FINANCE OPERATIONS

  The Finance Company provides leasing and financing programs to customers for new and used trailers. The Finance Company's lease revenues, excluding revenue from the sale of leased trailers of $5.7 million, $44.4 million and $13.5 million, were $21.4 million, $13.7 million and $12.6 million during 1997, 1996 and 1995, respectively. Income before income taxes was $1.0 million, $2.5 million and $4.3 million in 1997, 1996 and 1995, respectively.

  At December 31, 1997 and 1996, respectively, the Finance Company had $54.9 million and $80.9 million in long-term debt, comprised of $39.0 and $61.0 million in intercompany debt to the Company and $15.9 million and $19.9 million in debt due to third parties, of which $8.4 million and $0 was guaranteed by the Company.

                 WABASH NATIONAL CORPORATION AND SUBSIDIARIES

Also at December 31, 1997 and 1996, respectively, the Finance Company had total assets of $107.1 million and $117.7 million, consisting primarily of Equipment Held for Lease of $44.0 million and $63.8 million and Finance Contacts, net of current portion, of $51.5 million and $43.9 million.

 a. Equipment Held for Lease

  The Finance Company has leased equipment to others under operating leases, whereby revenue is recognized as lease payments are due from the customers and the related costs are amortized over the equipment life. Equipment leased to others is depreciated over the estimated useful life of the equipment, not to exceed 11 years and no residual value, or in some cases, a depreciable life equal to the term of the lease and a residual value equal to the estimated market value at lease termination. Depreciation expense on equipment leased to others was $8,374,000, $6,093,000 and $4,175,000 during 1997, 1996 and 1995, respectively. Accumulated depreciation of equipment leased to others is $9,596,000 and $10,435,000 at December 31, 1997 and 1996, respectively. Future minimum lease payments to be received from these noncancellable operating leases at December 31, 1997 are as follows (in thousands):

                                                                         AMOUNTS
                                                                         -------
   1998................................................................. $ 7,796
   1999.................................................................   4,181
   2000.................................................................   3,712
   2001.................................................................   3,276
   Thereafter...........................................................   7,776
                                                                         -------
                                                                         $26,741
                                                                         =======

 b. Finance Contracts

  The Finance Company also provides financing contracts for the sale of trailer equipment to certain of its customers. The financing is principally structured in the form of finance leases, typically for a five-year term. Finance contracts, as shown on the accompanying financial statements, represent the minimum lease payments receivable plus the estimated residual values less unearned interest. These estimated residual values and unearned interest totalled approximately $7,250,000 and $8,608,000, respectively, at December 31, 1997 and $7,545,000 and $10,212,000, respectively, at December 31, 1996. The future minimum lease payments to be received at December 31, 1997 are as follows (in thousands):

                                                                         AMOUNTS
                                                                         -------
   1998................................................................. $ 7,329
   1999.................................................................   7,077
   2000.................................................................   6,366
   2001.................................................................   5,304
   Thereafter...........................................................   6,092
                                                                         -------
                                                                         $32,168
                                                                         =======

  Additionally, the Finance Company participates in the contracts and leases of a major finance company. This participation consists of the purchase of 20% of the initial value of these contracts and leases by the Finance Company along with some level of end of term residual value guarantee. The Finance Company's 20% share of this participation was $13,002,000 and $1,347,000 as of December 31, 1997 and 1996, respectively. End of term residual guarantees related to these participations totaled $5,676,000 and $0 as of December 31, 1997 and 1996, respectively.

                 WABASH NATIONAL CORPORATION AND SUBSIDIARIES

 c. Other

  In certain situations, the Finance Company has sold equipment leased to others to independent financial institutions, simultaneously leased the equipment back, and guaranteed an end of term residual value to the financial institutions. These end of term residual guarantees totaled $19,815,000 and $10,621,000 as of December 31, 1997 and 1996, respectively. The income from the sale of this equipment has been deferred and is being recognized over the term of the financial arrangements. Rental payments made by the Finance Company under these type of transactions totaled $4,900,000, $700,000 and $1,400,000 during 1997, 1996 and 1995, respectively. The future minimum lease payments to be paid by the Finance Company under these lease transactions at December 31, 1997 are as follows (in thousands):

                                                                         AMOUNTS
                                                                         -------
   1998................................................................. $ 7,817
   1999.................................................................   7,817
   2000.................................................................   7,817
   2001.................................................................   7,817
   Thereafter...........................................................  12,878
                                                                         -------
                                                                         $44,146
                                                                         =======

The future minimum lease payments to be received by the Finance Company under these sublease arrangements, are $8.0 million in 1998, $4.4 million in 1999, 2000 and 2001, and $12.3 million thereafter.

  Additionally, during 1997 the Finance Company sold certain finance contracts in its portfolio with a full recourse provision. As a result of the recourse provision, the Finance Company has reflected an asset and an offsetting liability totaling $13,113,000 in the Company's Consolidated Balance Sheets as a Finance Contract and Other Non-Current Liabilities and Contingencies. Such amounts will be amortized over the life of the arrangement.

5. SUPPLEMENTAL CASH FLOW INFORMATION

                                                            DECEMBER 31,
                                                       ------------------------
                                                         1997     1996   1995
                                                       --------  ------ -------
                                                           (IN THOUSANDS)
Cash paid during the period for:
  Interest, net of amounts capitalized................ $ 15,313  $8,825 $ 6,433
  Income taxes........................................    6,136     714  13,648
                                                       --------  ------ -------
Noncash investing and financing activities:
  Finance contracts converted to operating leases.....    2,230   3,201   1,519
  Operating leases converted to finance contracts.....    2,783   2,567     --
  Used trailers transferred from inventory to
   operations.........................................      --    2,198     --
  Preferred stock issued for acquisition..............   17,600     --      --
  Common stock issued for acquisition.................   17,750     --      --
                                                       --------  ------ -------
Purchase of Fruehauf assets, net of cash acquired:
  Accounts receivable, net............................   13,955     --      --
  Inventory...........................................   20,163     --      --
  Prepaid expenses and other..........................    4,072     --      --
  Property, plant and equipment.......................   25,269     --      --
  Current liabilities.................................   (8,980)    --      --
  Non-current liabilities.............................   (4,000)    --      --
  Stock issued........................................  (35,350)    --      --
                                                       --------  ------ -------
Net cash paid to acquire Fruehauf..................... $(15,129)    --      --
                                                       ========  ====== =======

                 WABASH NATIONAL CORPORATION AND SUBSIDIARIES

6. LONG-TERM DEBT

  Long-term debt consists of the following (in thousands):

                                                              DECEMBER 31,
                                                           --------------------
                                                             1997       1996
                                                           ---------  ---------
   Revolving Bank Lines of Credit......................... $  65,999  $   6,000
   Industrial Revenue Bonds...............................       385        735
   Notes Payable..........................................    19,644     23,514
   Senior Notes...........................................   150,000    125,000
                                                           ---------  ---------
                                                             236,028    155,249
     Less-Current maturities..............................    (4,148)    (3,942)
                                                           =========  =========
                                                           $ 231,880  $ 151,307
                                                           =========  =========

  A summary of the terms of the long-term debt agreements follows:

  Revolving Bank Lines of Credit. On September 30, 1997, the Company replaced its revolving credit facility. The new unsecured revolving bank line of credit permits the Company to borrow up to $125 million. Under this facility, the Company has the right to borrow until September 30, 2002, at which time the principal amount then outstanding will be due and payable. Interest payable on such borrowings is variable based upon the London interbank rate (LIBOR) plus 25 to 55 basis points, as defined, or a prime rate of interest, as defined. The Company pays a quarterly commitment fee on the unused portion of this facility at rates of 8.5 to 17.5 basis points per annum, as defined. As of December 31, 1997, total borrowings under this facility was $65,999,000 at an interest rate of 6.1%. In addition, standby letters of credit totaling $8,368,000 have been issued in connection with the Company's Worker's Compensation self-insurance program, its outstanding Industrial Revenue Bond and its foreign sales transactions.

  Industrial Revenue Bonds. These bonds bear interest at 7.5%. The final principal payment of $385,000 is due in December, 1998. The bonds are secured by land, buildings and equipment. The Company has a letter of credit of $385,000 at December 31, 1997 to secure the bonds.

  Notes Payable. Notes payable are term borrowings by the Finance Company maturing from 1998 through 2003 from certain commercial banks and commercial finance companies and are secured by equipment under lease and the underlying leases. Notes amounting to $19,644,000 are at fixed annual percentage interest rates ranging from 6.6% to 8.75%.

  Senior Notes. On January 31, 1996, the Company issued $50 million of unsecured notes due January 31, 2003. These Series A Senior Notes bear interest at 6.41% with interest payments due semi-annually on July 31 and January 31. On December 1, 1996, the Company completed the private placement of $100 million Senior Notes due 2001-2008 of which $75 million were issued in December 1996 and the remaining $25 million were issued in March, 1997. These unsecured Senior Notes Series B-H bear interest at rates ranging from 6.99% to 7.55%. Interest payments are due in March, September and December.

  As of December 31, 1997, $39 million of the Company's Senior Notes due 2008 were due from the Finance Company. The terms and conditions of the intercompany loan to the Finance Company are identical to the terms and conditions of the Senior Notes.

  Covenants. Under the various loan agreements, the Company and the Finance Company are required to meet certain covenants. These covenants require the Company to maintain certain levels of net worth as well as

                 WABASH NATIONAL CORPORATION AND SUBSIDIARIES comply with certain limitations on indebtedness, investments and sales of assets. The Company and the Finance Company were in compliance with these covenants at December 31, 1997.

  Maturities of long-term debt at December 31, 1997, are as follows (in thousands):

                                                                        AMOUNTS
                                                                        --------
   1998................................................................ $  4,148
   1999................................................................    3,761
   2000................................................................    4,128
   2001................................................................   12,004
   2002................................................................   91,966
   Thereafter..........................................................  120,021
                                                                        --------
                                                                        $236,028
                                                                        ========

7. STOCKHOLDERS' EQUITY

 a. Capital Stock

                                                              DECEMBER 31,
                                                         ----------------------
                                                            1997       1996
                                                         ----------------------
                                                         (DOLLARS IN THOUSANDS)
   Preferred Stock--$.01 par value, 25,000,000 shares
    authorized:
     Series A Junior Participating Preferred Stock--
      $0.01 par value, 300,000 shares authorized, 0
      shares outstanding...............................         --          --
     Series B 6% Cumulative Convertible Exchangeable...
     Preferred Stock, 352,000 and 0 shares authorized
      and outstanding at December 31, 1997 and December
      31, 1996 ($17.6 million aggregate liquidation
      value)...........................................           4         --
                                                         ---------- -----------
       Total Preferred Stock...........................  $        4 $       --
                                                         ========== ===========
   Common Stock--$.01 par value, 75,000,000 shares
    authorized, issued 19,954,874 and 18,910,923,
    respectively.......................................  $      200 $       189
                                                         ========== ===========

  The Company's Series B 6% Cumulative Convertible Exchangeable Preferred Stock is convertible at the discretion of the holder, at a rate of 2.3 shares of Common Stock per share of Preferred Stock. This conversion is subject to adjustment for dilutive issuances and changes in outstanding capitalization by reason of a stock split, stock dividend or stock combination.

  The Board of Directors has the authority to issue shares of unclassified preferred stock and to fix dividends, voting and conversion rights, redemption provisions, liquidation preferences and other rights and restrictions.

 b. 1992 Stock Option Plan

  During 1992, the Company adopted its 1992 Non-Qualified Stock Option Plan (the Plan) under which options may be granted to officers and other key employees of the Company and its subsidiaries. Under the terms of the Plan, up to an aggregate of 1,750,000 shares are reserved for issuance, subject to adjustment for stock dividends, recapitalizations and the like. Options granted under the Plan become exercisable in five annual installments and expire not more than ten years after the date of grant, except for non-employee Directors of the Company in which options are fully vested on date of grant and are exercisable six months thereafter.

                 WABASH NATIONAL CORPORATION AND SUBSIDIARIES

  The Company has elected to follow APB No. 25 in accounting for its stock options and, accordingly, no compensation cost has been recognized for stock options in the consolidated financial statements. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income available to common would have been reduced to $13.8 million ($0.71 per share) in 1997, $3.2 million ($0.17 per share) in 1996 and $25.3 million ($1.34 per share) in 1995.

  Stock option activity during the periods indicated is as follows:

                                                                    WEIGHTED-
                                                        NUMBER OF    AVERAGE
   OPTIONS                                               SHARES   EXERCISE PRICE
   -------                                              --------- --------------
   Outstanding at December 31, 1994....................  394,600      $21.64
                                                         -------      ------
     Granted...........................................  171,100       33.38
     Exercised.........................................  (21,000)      22.19
   Outstanding at December 31, 1995....................  544,700       25.30
                                                         -------      ------
     Granted...........................................  178,200       20.59
     Exercised.........................................   (2,700)      17.54
     Cancelled.........................................  (74,700)      32.29
   Outstanding at December 31, 1996....................  645,500       23.25
                                                         -------      ------
     Granted...........................................  254,500       28.36
     Exercised.........................................  (29,100)      17.82
     Cancelled.........................................  (15,000)      17.58
   Outstanding at December 31, 1997....................  855,900      $25.05
                                                         =======      ======

  The following table summarizes information about stock options outstanding at December 31, 1997:

                                 WEIGHTED  WEIGHTED             WEIGHTED
     RANGE OF                     AVERAGE  AVERAGE    NUMBER    AVERAGE
     EXERCISE          NUMBER    REMAINING EXERCISE EXERCISABLE EXERCISE
      PRICES         OUTSTANDING   LIFE     PRICE   AT 12/31/97  PRICE
     --------        ----------- --------- -------- ----------- --------
   $17.50 to $22.49    386,900    7.3 yrs   $18.95    240,348    $17.68
   $22.50 to $33.49    469,000    8.8 yrs   $30.09    104,656    $29.06

  Using the Black-Scholes option valuation model, the estimated fair values of options granted during 1997, 1996 and 1995 were $14.67, $10.39, and $17.26 per share respectively. Principal assumptions used in applying the Black-Scholes model were as follows:

   BLACK-SCHOLES MODEL ASSUMPTIONS                          1997   1996   1995
   -------------------------------                          -----  -----  -----
   Risk-free interest rate.................................  6.15%  6.40%  6.10%
   Expected volatility..................................... 40.13% 41.30% 41.10%
   Expected dividend yield.................................  0.40%  0.58%  0.36%
   Expected term........................................... 7 yrs  7 yrs  7 yrs

 c. 1993 Employee Stock Purchase Plan

  During 1993, the Company adopted its 1993 Employee Stock Purchase Plan (the "Purchase Plan") which enables eligible employees of the Company to purchase shares of the Company's $.01 par value common stock. Eligible employees may contribute up to 15% of their eligible compensation toward the semi-annual purchase of common stock. The employees' purchase price is based on the fair market value of the common stock on the date of purchase. No compensation expense is recorded in connection with the Plan. During 1997, 3,551 shares

                 WABASH NATIONAL CORPORATION AND SUBSIDIARIES were issued to employees at a weighted average price of $27 per share. At December 31, 1997, there were approximately 285,149 shares available for offering under this Plan.

 d. Stock Bonus Plan

  During 1997, the Company adopted its Stock Bonus Plan (the "Bonus Plan"). Under the terms of the Plan, common stock may be granted to employees under terms and conditions as determined by the Board of Directors. During 1997, 11,300 shares were issued to employees at a weighted average price of $24. At December 31, 1997 there were approximately 488,700 shares available for offering under this Bonus Plan.

8. STOCKHOLDERS' RIGHTS PLAN

  On November 7, 1995, the Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan"). The Rights Plan is designed to deter coercive or unfair takeover tactics, to prevent a person or group from gaining control of the Company without offering fair value to all shareholders and to deter other abusive takeover tactics which are not in the best interest of stockholders.

  Under the terms of the Rights Plan, each share of common stock is accompanied by one right; each right entitles the stockholder to purchase from the Company, one one-thousandth of a newly issued share of Series A Preferred Stock at an exercise price of $120.

  The rights become exercisable ten days after a public announcement that an acquiring person or group (as defined in the Plan) has acquired 20% or more of the outstanding Common Stock of the Company (the Stock Acquisition Date) or ten days after the commencement of a tender offer which would result in a person owning 20% or more of such shares. The Company can redeem the rights for $.01 per right at any time until ten days following the Stock Acquisition Date (the 10-day period can be shortened or lengthened by the Company). The rights will expire in November, 2005, unless redeemed earlier by the Company.

  If, subsequent to the rights becoming exercisable, the Company is acquired in a merger or other business combination at any time when there is a 20% or more holder, the rights will then entitle a holder to buy shares of the Acquiring Company with a market value equal to twice the exercise price of each right. Alternatively, if a 20% holder acquires the Company by means of a merger in which the Company and its stock survives, or if any person acquires 20% or more of the Company"s Common Stock, each right not owned by a 20% or more shareholder, would become exercisable for Common Stock of the Company (or, in certain circumstances, other consideration) having a market value equal to twice the exercise price of the right.

9. EMPLOYEE 401(K) SAVINGS PLAN

  Substantially all of the Company"s employees are eligible to participate in the 401(k) Savings Plan which provides for Company matching under various formulas. The Company"s matching expense for the plan was $961,000, $994,000 and $750,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

10. INCOME TAXES

 a. Provisions for Income Taxes

  The consolidated income tax provision for 1997, 1996 and 1995 consists of the following components (in thousands):

                                                          1997    1996    1995
                                                         ------- ------  -------
   Current:
     Federal............................................ $ 3,862 $ (801) $ 9,382
     State..............................................   1,250   (201)     979
   Deferred.............................................   5,464  3,399    4,541
                                                         ------- ------  -------
                                                         $10,576 $2,397  $14,902
                                                         ======= ======  =======

                 WABASH NATIONAL CORPORATION AND SUBSIDIARIES

  The Company's effective income tax rates were 41.0%, 39.7% and 37.0% of pre-tax income for 1997, 1996 and 1995, respectively, and differed from the U.S. Federal Statutory rate of 35% due primarily to State taxes. In 1995, the Company recorded a $1.5 million state income tax credit as a result of property improvements eligible for income tax credit from the State of Indiana.

 b. Deferred Taxes

  Deferred income taxes are primarily due to temporary differences between financial and income tax reporting for the depreciation of property, plant and equipment and equipment under lease, the recognition of warranty expense, payments made in connection with the acquisition of the RoadRailer technology (and the amortization thereof) and the recognition of income from assets under finance leases. The long-term deferred tax liabilities were $26,440,000 and $22,879,000 and current prepaid income tax assets were $1,270,000 and $3,173,000 as of December 31, 1997 and 1996, respectively.

  The components of deferred tax assets and deferred tax liabilities and of December 31, 1997 and 1996, are as follows (in thousands of dollars):

                                                                1997    1996
                                                               ------- -------
   Deferred tax assets:
     Rentals on Finance Leases................................ $12,137 $ 9,014
     Other....................................................   7,461   5,728
   Deferred tax liabilities:
     Book-Tax Basis Differences--Property, Plant, and
      Equipment...............................................  32,581  24,410
     Earned Finance Charges on Finance Leases.................   5,359   4,058
     RoadRailer Acquisition Payments/Amortization.............   2,469   2,381
     Other....................................................   4,359   3,599
                                                               ------- -------
   Net deferred tax liability................................. $25,170 $19,706
                                                               ======= =======

11. SIGNIFICANT CUSTOMERS

  For the year ended December 31, 1997, no customer represented more than 10% of the Company's net sales. In 1996, the two largest customers accounted for 15% and 13% of net sales, and in 1995 the largest customer accounted for 13% of net sales. No other customer represented more than 10% of the Company's net sales in 1996 and 1995.

12. COMMITMENTS AND CONTINGENCIES

 a. Litigation

  There are certain lawsuits and claims pending against the Company which arose in the normal course of business. In the opinion of management, none of these actions are expected to have a material adverse effect on the Company's financial position or results of operations.

 b. Environmental

  The Company generates and handles certain material, wastes and emissions in the normal course of operations that are subject to various and evolving Federal, state and local environmental laws and regulations.

  The Company assesses its environmental liabilities on an on-going basis by evaluating currently available facts, existing technology, presently enacted laws and regulations as well as experience in past treatment and

                 WABASH NATIONAL CORPORATION AND SUBSIDIARIES remediation efforts. Based on these evaluations, the Company estimates a lower and upper range for the treatment and remediation efforts and recognizes a liability for such probable costs based on the information available at the time. The potential estimated exposure for such costs ranges from approximately $1 million to approximately $7 million. As of December 31, 1997, the Company has a reserve of approximately $4.5 million, recorded as Other Non-Current Liabilities and Contingencies, for the costs of environmental remediation projects to address soil and ground water contamination at certain of its facilities as well as the costs of removing underground storage tanks at its branch service locations. The possible recovery of insurance proceeds has not been considered in the Company's estimated contingent environmental costs.

  The Company has certain costs associated with the remediation of affected soils at its Lafayette manufacturing facility which resulted from the manufacturing activities of the facility's previous bankrupt owner, National Enterprises, Inc. These remediations efforts, which began in June 1991, are being conducted voluntarily pursuant to a Work Plan approved by the Indiana Department of Environmental Management. Although sufficient data have not been generated to conclude if the remediation efforts will achieve cleanup objectives imposed by the regulatory agencies, and what the ultimate costs will be, the costs to date have not been material. The Company does not anticipate significant costs to be incurred to satisfy ongoing soil remediation efforts related to this site.

  Future information and developments will require the Company to continually reassess the expected impact of these environmental matters. However, the Company has evaluated its total environmental exposure based on currently available data and believes that compliance with all applicable laws and regulations will not have a materially adverse effect on the financial position or operations of the Company.

 c. Royalty Payments

  Beginning in the first quarter of 1998 and extending through 2007, the Company is obligated to make quarterly royalty payments in accordance with a licensing agreement related to the development of the Company's composite plate material used on its proprietary DuraPlate trailer. The amount of the payments varies with the production volume of usable material, but requires minimum royalties of $500,000 annually through 2005.

 d. Operating Leases

  The Company leases office space, manufacturing, warehouse and service facilities and equipment under operating leases expiring through 2002. Future minimum lease payments required under operating leases as of December 31, 1997 were as follows (in thousands):

                                                                         AMOUNTS
                                                                         -------
   1998................................................................. $4,230
   1999.................................................................  3,406
   2000.................................................................  2,807
   2001.................................................................  2,445
   2002.................................................................     67

  Total rental expense under operating leases was $2,550,000, $1,336,000 and $1,121,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

                  WABASH NATIONAL CORPORATION AND SUBSIDIARIES

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                             FIRST    SECOND   THIRD    FOURTH
                                            QUARTER  QUARTER  QUARTER  QUARTER
                                            -------- -------- -------- --------
                                             (IN THOUSANDS, EXCEPT PER SHARE)
1997
  Net sales................................ $135,087 $196,407 $246,403 $268,185
  Gross profit.............................    8,033   14,710   21,167   23,552
  Net income...............................      869    2,842    5,052    6,451
  Basic Earnings per share................. $   0.05 $   0.13 $   0.24 $   0.31
  Diluted Earnings per share............... $   0.05 $   0.13 $   0.24 $   0.31
1996
  Net sales................................ $161,222 $140,606 $161,303 $168,361
  Gross profit.............................    9,069    5,880    6,107    7,803
  Net income...............................    2,204      102       95    1,237
  Basic Earnings per share................. $   0.12 $   0.01 $   0.01 $   0.07
  Diluted Earnings per share............... $   0.12 $   0.01 $   0.01 $   0.07

  Photographs depicting: (i) Map of the United States showing Wabash business locations, retail branch locations and proposed retail branch locations; (ii) a retail branch location and (iii) a flatbed trailer.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DIRECTOR, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERINGS MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFOR-MATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE U.S. UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OF-FERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UN-LAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  10
Price Range of Common Stock..............................................  10
Dividend Policy..........................................................  11
Capitalization...........................................................  11
Selected Financial and Operating Data....................................  12
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  13
Business.................................................................  18
Management...............................................................  27
Principal Stockholders...................................................  29
Underwriting.............................................................  30
Legal Matters............................................................  33
Experts..................................................................  33
Available Information....................................................  33
Incorporation of Certain Documents by Reference..........................  33
Financial Statements..................................................... F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,000,000 SHARES

                                     LOGO

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                              MERRILL LYNCH & CO.
                                BT ALEX. BROWN
                             ROBERT W. BAIRD & CO.
             INCORPORATED

                         MORGAN KEEGAN & COMPANY, INC.

                                       , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COM-PANY OR THE INTERNATIONAL UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OF-FERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UN-LAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  10
Price Range of Common Stock..............................................  10
Dividend Policy..........................................................  11
Capitalization...........................................................  11
Selected Financial and Operating Data....................................  12
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  13
Business.................................................................  18
Management...............................................................  27
Principal Stockholders...................................................  29
Underwriting.............................................................  30
United States Taxation of Foreign Shareholders...........................  33
Legal Matters............................................................  37
Experts..................................................................  37
Available Information....................................................  37
Incorporation of Certain Documents by Reference..........................  37
Financial Statements..................................................... F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,000,000 SHARES

                                     LOGO

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                          MERRILL LYNCH INTERNATIONAL
                         BT ALEX. BROWN INTERNATIONAL
                             ROBERT W. BAIRD & CO.
             INCORPORATED
                         MORGAN KEEGAN & COMPANY, INC.

                                       , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

      SEC registration fee............................................ $ 30,696
      NASD filing fee.................................................   12,500
      Accounting fees and expenses....................................   50,000
      Legal fees and expenses.........................................   50,000
      Printing and engraving expenses.................................   75,000
      Transfer agent's and registrar's fees and expenses..............   11,804
      Miscellaneous expenses, including Listing Fees..................  100,000
                                                                       --------
        Total......................................................... $330,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances for liabilities incurred in connection with their activities in such capacities (including reimbursement for expenses incurred). Article TENTH of the Registrant's Certificate of Incorporation provides that the Registrant will indemnify its directors and officers to the fullest extent permitted by law and that directors shall not be liable for monetary damages to the Registrant or its stockholders for breach of fiduciary duty, except to the extent not permitted under Delaware General Corporation Law.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  1.01   Proposed form of U.S. Purchase Agreement*
  1.02   Proposed form of International Purchase Agreement*
  3.01   Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.01, Registration Statement on Form S-1, SEC File No. 33-
         42810)
  3.02   By-laws of the Company (incorporated by reference to Exhibit 3.03 of the Company's Registration Statement on Form S-1, SEC File No. 33-
         42810)
  4.01   Specimen Stock Certificate (incorporated by reference to Exhibit 4.01 of the Company's Registration Statement on Form S-1, Sec File No. 33-
         42810)
  4.02   Rights Agreement dated December 4, 1995 (incorporated by reference to
         Exhibit 1 of the Company's Form 8-A filed with the Commission on
         December 7, 1995)
  4.03   Certificate of Designation of Series A Junior Participating Preferred
         Stock (incorporated by reference to Form 8-A, filed with the
         Commission on December 7, 1995)
  4.04   Certificate of Designation of Series B 6% Cumulative Convertible
         Exchangeable Preferred Stock (incorporated by reference to Exhibit
         3.04 to the Company's Form 10-Q for the quarter ended March 31, 1997)
  4.05   Specimen Certificate for Series B 6% Cumulative Convertible
         Exchangeable Preferred Stock (incorporated by reference to Exhibit
         4.05 to the Company's Form 10-Q for the quarter ended March 31, 1997)
  5.01   Opinion of Hogan & Hartson L.L.P. as to the legality of the securities being registered (previously filed)
 23.01   Consent of Hogan & Hartson L.L.P. (contained in Exhibit 5.01)
         (previously filed)
 23.02   Consent of Arthur Andersen LLP*
 24.01   Power of Attorney (contained on signature page) (previously filed)

--------
*filed herewith

  (b) Financial Statement Schedules.

  All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE COUNTY OF TIPPECANOE, STATE OF INDIANA ON APRIL 21, 1998.

                                          WABASH NATIONAL CORPORATION

                                                  /s/ Donald J. Ehrlich
                                          By: _________________________________
                                             Donald J. Ehrlich
                                             Chief Executive Officer,
                                             President and Chairman of the
                                             Board of Directors

                               POWER OF ATTORNEY

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

  /s/ Donald J. Ehrlich*       Chief Executive
-----------------------------  Officer, President and     Date: April 21, 1998
      DONALD J. EHRLICH        Chairman of the Board
                               of Directors

    /s/ Mark R. Holden*        Vice President--Chief
-----------------------------  Financial Officer and      Date: April 21, 1998
       MARK R. HOLDEN          Director (Principal
                               Financial Officer and
                               Principal Accounting
                               Officer)

 /s/ Richard E. Dessimoz*      Vice President and
-----------------------------  Director                   Date: April 21, 1998
     RICHARD E. DESSIMOZ

   /s/ John T. Hackett*        Director
-----------------------------                             Date: April 21, 1998
       JOHN T. HACKETT

  /s/ E. Hunter Harrison*      Director
-----------------------------                             Date: April 21, 1998
     E. HUNTER HARRISON

    /s/ Ludvik F. Koci*        Director
-----------------------------                             Date: April 21, 1998
       LUDVIK F. KOCI

     Amy Bowerman Freed
By: _________________________
      Attorney-in-Fact